Exhibit 99.2

BOSS 直聘

Environmental, Social and Governance Report

KANZHUN LIMITED

2025

TABLE OF CONTENT



ABOUT THIS REPORT

The Report is released by KANZHUN LIMITED (hereinafter "KANZHUN," "We," or the "Company"), which aims to present, on an objective and fair basis, the Environmental, Social and Governance ("ESG") performance and practices of the Company in 2025. Shareholders and potential investors are recommended to read the section on governance in this Report in conjunction with the section headed *Corporate Governance* in the 2025 Annual Report.

PREPARATION BASIS

The Report is prepared in accordance with the *Environmental, Social and Governance Reporting Code* (the "ESG Reporting Code") set out in Appendix C2 to the *Rules Governing the Listing of Securities* (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "HKEx"). The Report also leverages the National Association of Securities Dealers Automated Quotations (the "Nasdaq") *ESG Reporting Guide 2.0,* the *Global Reporting Initiative Standards* ("GRI Standards"), and the United Nations Sustainable Development Goals ("UN SDGs"), aiming to systematically reflect KANZHUN's performance in all relevant aspects and respond to the concerns of various stakeholders.

REPORTING PRINCIPLES

In preparing this Report, the principles of "Materiality," "Quantitative," "Balance," and "Consistency" are applied to define the content of the Report and how the information is presented.

1. Materiality
   While preparing this Report, we identified the main stakeholders and their ESG concerns. Responses made in this Report are based on the relative materiality of these concerns, as detailed in the "Stakeholder Engagement" and "Material Issue Analysis" sections.

2. Quantitative
   This Report utilizes quantitative information to disclose the key performance indicators ("KPIs") related to its environmental and social aspects. The measurement standards, methods, assumptions and/or calculation tools, and conversion coefficient sources used for the KPIs are explained in their respective sections.

3. Balance
   The purpose of this Report is to transparently and objectively present both positive and negative ESG information and the Company's performance in six major areas of corporate governance: enhancing the value of products and services, growing with employees, advancing green and low-carbon development, building a sustainable supply chain, delivering community care, and standardizing corporate governance.

4. Consistency
   The data disclosed in this Report follows the statistical method consistent with previous years, with individual changes explained to ensure consistency.



REPORTING SCOPE

The scope of the disclosure in this Report encompasses the ESG performance and measures of KANZHUN LIMITED and its subsidiaries. Unless otherwise specified, this Report covers the period from January 1, 2025 to December 31, 2025 (the "Reporting Period" or "2025"). To maintain information consistency, some disclosures may also pertain to other periods. The information and data included in this Report are sourced from public data, internal documents and statistical reports of the Company, third-party questionnaires, etc.

ACCESS TO THIS REPORT

The electronic copy of this Report is available for access and download on the Company's Investor Relations website (https://ir.zhipin.com/) and the official website of HKEx (www.hkex.com.hk). We welcome feedback from our readers; please contact us at ir@kanzhun.com for any questions or comments. This Report is published in both Chinese and English. Should there be any discrepancy between the Chinese and English versions, the Chinese version shall prevail.

DATA DESCRIPTION

Financial data in this Report is denominated in RMB. In the event of any discrepancy in financial data between this Report and the Company's annual financial statement, the latter shall prevail. KANZHUN LIMITED reserves the final interpretation right on the content of the Report.

ABOUT US

COMPANY OVERVIEW

Founded in 2014, KANZHUN LIMITED is a leading online recruitment platform in China known for pioneering the "Direct Recruitment Model." The Company was listed on Nasdaq in 2021 and on the HKEx in 2022. With years of industry experience, we have gained unique insights into the market, business environment and customer needs. We introduced the "Direct Recruitment Model," enabling instant, direct chat between enterprise users and job seekers for accurate recommendations for both parties. Powered by powerful artificial intelligence (AI) algorithms and big-data insights, it transforms data analyses and user preferences into highly accurate job matches, enhancing the user experience.

Our platform efficiently connects job seekers with enterprise users across various sectors, including white-collar, gold-collar, blue-collar job seekers and college students as well as enterprise users like bosses and professional recruiters. These interactions primarily occur through the interactive BOSS Zhipin mobile app, web terminal and WeChat mini program. Following years of growth, BOSS Zhipin has become the largest online recruitment platform in China in terms of average verified monthly active users (MAU). For the twelve months ended December 31, 2025, the BOSS Zhipin App boasted an average verified MAU of 60.7 million, with a year-on-year increase of 14.5%.



HONORS AND RECOGNITIONS

2026	• The Company's MSCI ESG rating was upgraded to AA.
April 2026	• The Company was included in the *S&P Global Sustainability Yearbook (China Edition) 2026*.
January 2026	• The Company was featured on the "Belt and Road Professional Service Capability List" at the 2026 Global Service Provider Conference hosted by China Economic Information Service (CEIS) Shanghai Headquarters under Xinhua News Agency and the Global Service Provider Council.
January 2026	• The Company received the inaugural "Youth's Choice - Beijing Influential Brand" award from *Beijing Youth Daily*
January 2026	• The Company was awarded the Golden Bridge Award for "2025 Outstanding Social Responsibility Enterprise" jointly presented by Thinking Finance and Investor Network.
January 2026	• The Company was recognized as a "Tech for Good: Annual Impact" enterprise at the 8th New Award by *Caijing Magazine* in 2025.
December 2025	• The Company was listed on the 2025 Cailian Press Capital Market Most Valuable Influence List and received the "Hong Kong Stock Value Growth" award.
December 2025	• The Company was recognized as the "2025 Market Value Enterprise of the Year" by Blue Whale News Jingchao Award.
December 2025	• The Company was honored with the "2025 Public Welfare Enterprise" title by Jiedian Finance.
December 2025	• The Company was recognized as the "Annual Value-Driven Benchmark Enterprise" in *Caijing Magazine*'s Evergreen Enterprise Case.
November 2025	• The Company was awarded the "Industry Influence" award in the 2025 Capital Power annual selection by *Stockstar.*
September 2025	• The Company received the "2025 Interesting Brand" award from *China Newsweek*.
August 2025	• The Company received the "2025 Corporate ESG Practice Case" award from Xinhuanet.
July 2025	• The Company received the "ESG New Benchmark Enterprise" award from *Stockstar*.
April 2025	• The Company was listed on the "Top 100 Human Resources Service Providers 2025" by First Resources, a leading HR media and industry service platform.
March 2025	• The Company was included in the *S&P Global Sustainability Yearbook (China Edition)* 2025.
February 2025	• The Company was recognized as the "Most Growth-Oriented Hong Kong Listed Company" in *New Fortune* Magazine's 2024 Best Hong Kong Listed Companies.
2025	• The Company's MSCI ESG rating is A.
2025	• The Company's Wind ESG rating is AA.
2025	• The Company's S&P ESG rating ranks among the top in the industry.
2025	• The Company was included in the Dow Jones Sustainability World Index.
2025	• The Company was included in the Dow Jones Emerging Markets Index.

ESG HIGHLIGHTS IN 2025

Enhancing the Value of Products and Services

- The BOSS Zhipin App, operated by the Company, achieved an annual average MAU of 60.7 million, representing a year-on-year increase of 14.5%.

- The Company's Research & Development (R&D) investment exceeded RMB1.65 billion, with a total of 1,131 R&D employees.

- In late February 2026, the Company's self-developed large language model, "Nanbeige," once ranked No. 1 on the HuggingFace text model trending list.

- The Company continues to optimize the user reporting and feedback mechanism, adding 37 new sub-categories of reporting scenarios to enable rapid closed-loop processing of key violations, and strengthening safety alerts and anti-fraud awareness through pop-up reminders, phone calls, and text messages, reaching approximately 250 million user interactions throughout the year.

- The Company completed the annual supervisory audit of the "Personal Information Protection Certification" from the China Cybersecurity Review, Certification and Market Regulation Big Data Center ("CCRC"), and once again passed the GB/T 35273-2020 Information security technology–Personal information security specification compliance certification.

- The Company did not experience any information security violations, user privacy breaches, intellectual property violations or infringements, or any marketing activity violations or infringements, including those involving advertising.

- The national standard GB/T 45574-2025 Data security technology–Security requirements for processing of sensitive personal information, co-authored by the Company, was published in April 2025.

- The Company continued to participate in the pilot programs on Social Responsibility Guidelines for Data Security and Personal Information Protection organized by the China Cybersecurity Industry Alliance (CCIA), and once again received a two-star rating.

- Despite the growing user base, the customer service team maintained the ability to respond to user complaints within 2 hours and resolve complaints within 1 business day. In 2025, the user service satisfaction rate reached 97%.

- The Company maintained a total of 1,220 trademarks registered domestically and overseas, 360 patents (including inventive patents and design patents), and 291 copyright registrations, including 234 software copyrights.

Growing with Employees

- Full-time female employees accounted for 48.42% of total employees, and the percentage of female employees in management reached 41.79%.

- 100% coverage of social insurance, housing provident fund, and supplementary commercial medical insurance for full-time employees.

- The employee training coverage rate reached 100%, with average training hours per employee of 14.9 hours.

- The employee performance appraisal coverage rate reached 100%.

Advancing Green and Low-carbon Development

- The platform facilitated approximately 2.27 billion mutual achievements between enterprise users and job seekers throughout the year.
- Beijing Huapin Borui Network Technology Co., Ltd has obtained the ISO 14001 Environmental Management System Certification.

Building a Sustainable Supply Chain

- The supplier management system places particular emphasis on the implementation of ESG principles, including: strictly prohibiting child labor and forced labor; actively safeguarding occupational health and safety; taking effective environmental protection measures; strengthening information security and privacy protection; and adhering to business ethics and sanctions compliance.
- Approximately 100% of the Company's cooperative suppliers signed the *Integrity Agreement.*
- The data centers leased by the Company and operated throughout the year have maintained an average PUE of below 1.3, continuously achieving optimization and improvement in energy efficiency.

Delivering Community Care

- During the year, the Company carried out public welfare activities in six areas - ecological preservation, youth development support ,community service,disaster alleviation,humanistic culture promotion,and talent support - with total charitable donations of RMB18 million for the year.
- The Company carried out 6 charitable donation and ecological preservation themed events, with online content reaching 305 million impressions and over 7.1 million interactions. Offline, through metro media, commercial district large screens, and on-site events, we reached over 100 million impressions.
- The Company has carried out regular community caring activities, extending its assistance to central-western cooperation and paired-up support regions. As of the end of the Reporting Period, cumulative investment reached RMB 435,000, benefiting 2,000 households in total.
- The Company actively fulfills its social responsibility. In 2025, it donated RMB4 million to regions affected by major natural disasters. The Company promptly responded to the fire at Wang Fuk Court in Tai Po, Hong Kong, by donating HKD3 million to the HKSAR Government's relief fund.
- Supporting cultural relic protection, the Company's cumulative related donations reached RMB5 million, providing practical support for preserving the historical heritage of Chinese civilization.

Standardizing Corporate Governance

- The Board of Directors consists of 9 members, including 3 female directors, representing 33.3% of the total board composition.
- The Board members possess diverse academic backgrounds spanning law, computer science, finance, and management, as well as industry experience in technology, finance, and investment and M&A. This diversified composition enhances the scientific rigor of strategic decision-making and corporate governance.
- Risk management is deeply integrated into business processes and decision-making to ensure the robustness of business operations and safeguard the enterprise's long-term sustainable development.

ESG GOVERNANCE

KANZHUN integrates the philosophy of sustainable development into its operations and enhances transparency through a systematic governance framework and ongoing stakeholder engagement. We have established an ESG system encompassing accountability allocation, data security, and algorithmic ethics governance, and are committed to creating sustainable social value through safeguarding data security and promoting employment equity, and to building a healthier workplace ecosystem.

01

BOARD OF DIRECTORS' STATEMENT

The Company attaches great importance to ESG management and actively practices the concept of sustainable development. The Company's Board of Directors is the highest decision-making body on ESG governance and is responsible for reviewing and directing the Company's overall ESG strategy. The Audit Committee supervises the advancement of ESG-related risk and opportunity initiatives and regularly reports to the Board to ensure effective implementation. At the operational level, we have established a cross-departmental ESG working group to coordinate the formulation of ESG action plans and support all functional departments in advancing and implementing related initiatives. Each functional department is required to report the progress of specific ESG-related work to the ESG working group on a regular basis, forming a closed-loop management mechanism from strategy to execution.

Taking into account the internal and external business environment and policy trends, the Company conducts materiality assessments on ESG issues of concern to stakeholders. We communicate with stakeholders through questionnaires, meetings, and other channels and actively respond to their concerns. The Board is involved in the assessment, prioritization, and management of ESG issues. The Company has systematically identified material ESG risks and formulated management policies covering areas such as data security, customer service, and employee development.

The Board continuously monitors the implementation of the ESG risk management policy to ensure that the Company's internal control system can effectively identify, manage, and formulate relevant countermeasures to mitigate ESG risks involved in business operations. We also require relevant departments to implement ESG risk response measures in their operational management. During the year, the Company established environmental targets related to its business operations, including energy conservation, water conservation, and waste reduction. These targets aim to manage the business environmental impact, integrating ESG concepts and management strategies into relevant operational levels. The Board reviewed these targets, periodically tracked progress, and actively promoted ongoing improvements in ESG management. The above ESG-related issues were reviewed and approved by the Board on April 29th, 2026.

ESG STRATEGY

We have established six pillars within our ESG strategy: enhancing the value of products and services, growing with employees, advancing green and low-carbon development, building a sustainable supply chain, delivering community care, and standardizing corporate governance. These priorities are integrated into our operations and management to drive high-quality development. Our Board conducts regular reviews to ensure that our ESG strategy aligns with the Company's overall development strategy.

The United Nations Sustainable Development Goals(UN SDGs) provide a common framework for addressing global challenges. We have identified key UN SDGs priorities relevant to our business and integrated them with the Company's ESG philosophy and practices to effectively guide our ESG efforts.



The Six Pillars of the ESG Strategy

Enhancing the value of products and services · Growing with employees · Advancing green and low-carbon development · Building a sustainable supply chain · Delivering community care · Standardizing corporate governance

ESG Strategy and UN SDGs

Six Pillars	ESG Strategy Content	UN SDGs
Enhancing the value of products and services	We continue to optimize intelligent recruitment services through technological innovation, and are committed to expanding more inclusive and accessible product features centered on the employment needs of diverse groups, including persons with disabilities, blue-collar workers, and young people, promoting access to employment opportunities. The Company remains user experience-oriented, leveraging deep learning and recommendation algorithm capabilities to continuously enhance the precision and efficiency of job matching, providing more targeted recruitment solutions for users at different job-seeking stages and with different backgrounds. Building on this foundation, we simultaneously strengthen product quality management and platform content governance, refining information review and risk prevention and control mechanisms, and enhancing the security and reliability of service processes. At the same time, by optimizing interaction design and service processes, we continuously improve user experience throughout the entire job-seeking and recruitment chain, and integrate responsible marketing principles into our products and services, promoting the construction of a healthier and more orderly recruitment ecosystem.	9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Growing with Employees	The Company strictly complies with the *Labor Law of the People's Republic of China, the Labor Contract Law of the People's Republic of China, the Social Insurance Law of the People's Republic of China*, and other laws and regulations, comprehensively standardizing labor and employment management, and effectively safeguarding employee rights and interests. The Company does not discriminate based on ethnicity, race, gender, religious belief, age, illness, region, disability, marital or maternity status, or other unreasonable conditions, and is committed to providing employees with a comfortable, equal, and safe workplace environment. The Company continues to focus on employees' long-term career growth, continuously improving the talent development system, forming a progressive training pathway from foundational skills to professional depth, and driving mutual development between employees and the Company.	3 GOOD HEALTH AND WELL-BEING 5 GENDER EQUALITY 8 DECENT WORK AND ECONOMIC GROWTH
Advancing green and low-carbon development	The Company integrates green and low-carbon concepts throughout the entire business chain, actively implementing climate change response strategies, and continues to strengthen end-to-end management and control of energy, waste, and water resources, promoting sustainable green operations through optimizing energy efficiency, implementing classified recycling, and water conservation measures. In addition, the Company has made addressing climate change an important strategic direction for the enterprise's sustainable development. Through systematic management and forward-looking planning, we are committed to reducing our environmental footprint and actively addressing climate challenges.	6 CLEAN WATER AND SANITATION 12 RESPONSIBLE CONSUMPTION AND PRODUCTION 13 CLIMATE ACTION

















Six Pillars	ESG Strategy Content	UN SDGs
Building a Sustainable Supply Chain	The Company integrates the green development philosophy throughout the entire procurement management process, actively promoting the implementation of green procurement practices. We continue to incorporate environmental protection performance into the core indicator system of supplier performance evaluations, steadily increasing the proportion of green supplier procurement. Suppliers that have obtained green certifications are given priority labeling and resource allocation; for those not yet certified, we conduct green philosophy awareness campaigns and capability building support.	12 RESPONSIBLE CONSUMPTION AND PRODUCTION
Delivering Community Care	The Company upholds the philosophy of "promoting human development with the power of technology and public welfare," integrating social responsibility into its development strategy, deepening community engagement through diversified public welfare and volunteer activities, integrating resources, building a public welfare ecosystem, and advancing ESG development. The Company has established a full-process workflow covering management, planning, execution, and evaluation. During the year, we primarily carried out public welfare activities in six areas: ecological preservation, youth development support, community service, disaster alleviation, humanistic culture promotion, and talent support, enhancing sustainable social contributions.	3 GOOD HEALTH AND WELL-BEING 4 QUALITY EDUCATION 11 SUSTAINABLE CITIES AND COMMUNITIES
Standardizing Corporate Governance	The Company strictly complies with laws and regulations in its operating jurisdictions and the Listing Rules, continuously improving its governance system, building a governance mechanism with clear rights and responsibilities and a rigorous structure. We are committed to leading the enterprise toward integrity and compliant operations through high-standard governance, effectively controlling risks, driving the Company's high-quality and sustainable development, and giving back to society and shareholders with outstanding performance.	16 PEACE, JUSTICE AND STRONG INSTITUTIONS









STAKEHOLDER ENGAGEMENT

To accurately identify stakeholders' focal ESG concerns and effectively respond to their expectations and demands, we continuously incorporate stakeholder feedback as an important basis for optimizing the Company's ESG management. Based on the Company's business features, industry trends, and development stage, we have identified multiple stakeholders, including users, employees, shareholders and investors, government and regulatory bodies, communities, non-government organizations, media, and suppliers. We pay close attention to our stakeholders' demands and gain a deeper understanding of their expectations through multiple communication channels. We value and respond to their inputs and make improvements accordingly.

Stakeholder Communication Strategy

Stakeholders	Key Expectations and Demands	Main Communication Channels and Response Methods
• Users • Job seekers • Enterprise users	• Efficient recruitment and job-seeking services • Expanding recruiting and job-seeking network • Improving user experience • Data and privacy protection • A secure job search platform • Reasonable cost for service	• Customer service hotline • Application • Email • Sales team • Social media • User surveys
• Employees	• Protecting employees' rights and interests • Employee remuneration and benefits • Employee development and training • Employee health and safety	• Internal communication platform • Employee hotline • Email • Employee meetings • Employee surveys • Employee training
• Shareholders and investors	• Investment return • Business strategy • Information transparency • Compliant operations	• General meeting of shareholders • Periodic reports and announcements • Emails and meetings • Roadshow
• Government and regulatory bodies	• Business compliance • Data and privacy protection • Business ethics • Driving employment • Promoting economic development	• Information disclosure • Policy consultation • Supervision and inspection • Document submission
• Communities	• Charity initiatives • Volunteer activities	• Social media • Community activities
• Non-government organizations and media	• Corporate social responsibility • Cooperation and development	• Social media • Industry events • Press conference • Interview
• Suppliers	• Fair cooperation • Business ethics • Mutual benefits and win-win cooperation	• Business negotiations • Supplier assessments • Site visits

MATERIAL ISSUE ANALYSIS

To understand and respond to the stakeholders' expectations and demands, and to clarify ESG practices and information disclosure priorities, the Company invited internal and external stakeholders to participate in the identification of ESG issues and conduct materiality assessments. The assessment aims to systematically analyze the financial impact of ESG issues on user operations, market expansion, and talent development through core business areas such as technology R&D, platform ecosystem governance, and data security and privacy protection, with a focus on evaluating asset value adjustment risks and revenue volatility in the short and long term.

Based on the double materiality principle, and taking into account the Company's strategic priorities, industry characteristics, and regulatory requirements, we identified 18 key ESG issues with significant financial and socio-environmental impacts. Through questionnaire, executive interviews and other approaches with key stakeholders, we ranked the materiality of those key issues, identifying 9 most material issues, 8 highly material issues, and 1 material issue. The assessment results have been approved by the Board or senior management and integrated into the Company's risk management framework.


High
Importance to Stakeholders
Low
Importance to the Company
High
Data security and privacy protection 1
Customer service 2
Employee health and safety 3
Intellectual property protection 4
Employee interests and benefits 5
Business ethics 6
Employee training and development 7
Quality of products and services 8
Diversity and equality 9
Supply chain management 10
Environmental impact of products and services 11
The Board's governance effectiveness 12
Customized support for the underserved 13
Climate actions 14
Energy management 15
Waste management 16
Water resource management 17
Philanthropic activities 18
Environmental area
Social area
Governance area

Materiality Matrix

Most Material Issues	Highly Material Issues	Material Issues
• Data security and privacy protection • Customer service • Employee health and safety • Intellectual property protection • Employee interests and benefits • Business ethics • Employee training and development • Quality of products and services • Diversity and equality	• Supply chain management • Environmental impact of products and services • The Board's governance effectiveness • Customized support for the underserved • Climate actions • Energy management • Waste management • Water resource management	• Philanthropic activities

ENHANCING THE VALUE OF PRODUCTS AND SERVICES

The Company leverages technological innovation to optimize intelligent recruitment services, and is committed to serving diverse groups including persons with disabilities, blue-collar workers, and young people. We continuously enhance product quality, platform security, and service delivery, practice responsible marketing, protect user rights and interests, and jointly build a healthy recruitment ecosystem.

02

DRIVING DEVELOPMENT THROUGH INNOVATION

The Company places strong emphasis on technological innovation and is committed to building a technology-driven online recruitment platform to support talent growth and development. We continue to increase investment in research and development, advancing ongoing upgrades to our products and algorithms to better meet users' diverse needs. In 2025, R&D investment exceeded RMB 1.65 billion, and the Company employed 1,131 R&D personnel.

In terms of innovation mechanisms, we have refined the service invention reward mechanism to provide appropriate remuneration to inventors and designers who have obtained patents and protect their right of authorship. We have also established an evaluation and promotion system tailored to the development characteristics of technical talent, attracting more key technical and professional talent to join the Company, and continuously advancing the Company's technological innovation and data analytics capabilities. Multiple technology courses have been launched on the Company's internal learning platform, further fostering a corporate culture of exploration and innovation.

In terms of talent development, we actively respond to the national policy direction of promoting the integration of industry, academia, and research, and have conducted in-depth exchanges with multiple universities in talent cultivation and research cooperation. Furthermore, we conducted thematic discussions on career development research empowered by AI, contributing to the cultivation of innovative talents and technological advancement in the industry.

In terms of technological achievements, the Company has made notable progress in both frontier AI technology exploration and AI product deployment. In late February 2026, the Company's self-developed large language model, "Nanbeige," once ranked No. 1 on the HuggingFace text model trending list. On the product front, while leveraging AI capabilities to enhance recommendation accuracy and user experience, the Company has accelerated the commercialization of its AI products.

We continue to explore innovative applications of AI in experience optimization and scenario enhancement, and are committed to building a more inclusive and equitable development ecosystem, enabling the benefits of technological innovation to reach society more broadly and deeply.

In 2025

The Company's investment in R&D surpassed

RMB 1.65 billion

With a total of

1,131

R&D employees



PROMOTING EMPLOYMENT OPPORTUNITY

As a leading recruitment platform in China, the Company firmly believes that connection creates value. We are committed to leveraging the double-sided market effects of our platform to provide authentic, equal, and inclusive employment services to all types of job seekers, facilitating high-quality employment.

Facilitating Employment for Persons with Disabilities

The Company actively fulfills its corporate social responsibility. To address the challenges commonly faced by persons with disabilities during their job search, such as scarce job positions, limited channels, and information asymmetry, our BOSS Zhipin App, web terminal, and WeChat mini program, help persons with disabilities gain more convenient and effective access to equal employment opportunities through precise matching and accessible services.

Initiatives to Facilitate Employment for Persons with Disabilities

Function and Matching Optimization	• Provide disability friendly services through the App, web pages and WeChat mini-programs. Job seekers can select suitable job opportunities based on various criteria such as city, disability type, education level, salary, and experience, thereby creating a good employment information environment.
Intelligent Matching and Recommendation	• Leveraging the platform's intelligent matching technology, we established a resume identification and job matching system for persons with disabilities, achieving two-way accurate recommendations between talents and positions, enhancing job seekers' visibility and matching efficiency.
Enterprise Guidance and Labeling	• Actively guiding enterprises to publish disability-friendly positions and labeling "whether disability communication is supported" on job detail pages, while prompting enterprises to improve accessibility facilities, promoting the construction of a barrier-free job search environment.
Accessibility Function Support	• Optimizing the job search process for persons with disabilities, providing auxiliary functions such as intelligent voice reminders in resume filling, online communication, and video interviews, lowering operational barriers.
Community and Empowerment Support	• Establishing an online job search mutual assistance community for persons with disabilities, regularly sharing job search tips and industry information, enhancing job seekers' capabilities and confidence through community support.

 **Dedicated Recruitment Events for Persons with Disabilities**

On December 2, 2025, the International Day of Persons with Disabilities, BOSS Zhipin, in collaboration with the Employment Service Platform of the China Disabled Persons' Federation, hosted a live-streamed job fair titled "Building Dreams in the Workplace · Moving Forward Without Barriers – 2025 Online Recruitment Fair for College Students with Disabilities." During the livestream, hosts provided detailed introductions to popular disability-friendly positions, while experts from the China Disabled Persons' Federation offered in-depth interpretations of employment policies for persons with disabilities and provided career guidance. The livestream lasted approximately one and a half hours, featuring 254 positions from 229 enterprises, and attracted nearly 9,000 viewers and job applications.

Supporting Blue-Collar Workers in Job Seeking

Blue-collar workers are the bedrock of China's economy and an indispensable force in achieving high-quality development. To address the long-standing challenges faced by blue-collar workers in traditional job seeking, such as high risks from offline intermediaries, lack of social security, low job-matching efficiency, and non-transparent fee structures, the Company has innovatively built a dedicated blue-collar recruitment service ecosystem on the BOSS Zhipin platform.

Initiatives to Support Blue-Collar Workers in Job Seeking

Authenticity	• The platform implements strict qualification reviews for all enterprises and intermediaries posting blue-collar positions, requiring triple in-depth verification of their business information by the team to ensure that enterprise information is authentic and trustworthy. After job postings go live, the platform conducts secondary verification of nearly 100 detailed items, including salaries and benefits, comprehensively safeguarding job seekers' rights.
Adaptability	• The platform provides blue-collar job seekers with multi-dimensional job search tag options covering major preference categories, including work environment, salary settlement, and insurance. After selecting tags, the platform intelligently pushes matching recruitment information, significantly reducing the time spent on information screening.
Convenience	• The platform launched a "One-Click City Switch" function, allowing blue-collar job seekers to browse recruitment information in different cities without modifying their personal information, significantly improving job search efficiency. Additionally, the registration and authentication process has been further simplified, and job recommendations have been optimized through visual formats such as videos and images, enhancing the job search experience.
Innovation	• Addressing the pain points of blue-collar workers' limited access to recruitment information channels and some lacking resumes, the platform innovatively launched the "Intelligent Matching + Direct Chat" model, achieving precise person-job matching while reducing reliance on resumes. Job seekers only need to fill in basic information to communicate directly with recruiters through "Direct Chat," simplifying the traditional recruitment process and facilitating blue-collar employment in a more intuitive, efficient, and reliable manner.

 **Smart Recommendations + Safety Tips, Guiding Blue-Collar Workers on Their Job Search Journey**

In response to the unclear demands and information asymmetry faced by blue-collar job seekers, BOSS Zhipin system intelligently recommends related positions based on users' browsing history, communication preferences and other data. For instance, a construction worker might receive recommendations for positions like "renovation supervisor" or "property maintenance", broadening their career options.

In addition, the platform has added "job search safety tips" at key stages: analyzing the risks of "recruitment-on-behalf positions" and clarifying the difference between third-party intermediaries and direct employers; interpreting certification logos and indicating that companies with "Human Resources Service Licenses" are more reliable; reminding users to confirm the salary payer and social security contributor when signing contracts to avoid labor disputes. These tips are embedded in the job search process in the form of pop-ups and labels, helping blue-collar users avoid traps such as "unlicensed intermediaries" and "false recruitment".

Supporting Youth Employment

To help fresh graduates make a smooth transition from campus to the workplace and effectively cope with employment and career selection challenges, the Company has launched a series of employment support services and career guidance closely aligned with the job-seeking characteristics and personalized needs of young people. During the year, we continued to collaborate with national ministries and commissions such as the Ministry of Education, the Ministry of Human Resources and Social Security, the All-China Women's Federation, the China Disabled Persons' Federation, CCTV, and other authoritative media to jointly initiate multiple public welfare events for college student employment services.

Initiatives to Support Youth Employment



Spirited Fall Recruitment Season: Campus Recruitment Livestream Job Fair

- During the 2025 fall recruitment season, BOSS Zhipin continued to host the Spirited Recruitment Festival. This year, with the aim of providing greater "certainty" and "possibilities," the event featured three online sections–Quick Q&A for Job Seekers, Resume Clinic, and Case Solutions–including 18 regional and industry-specific campus recruitment sessions, cumulatively offering hundreds of thousands of campus recruitment positions.



Zero-Experience Internship Section for College Students

- During the 2025 spring recruitment season, BOSS Zhipin officially launched the "2025 Spirited Spring Recruitment Festival." The platform brought together over 200,000 enterprises from various industries and regions across the country, offering millions of quality positions for fresh graduates. Themed recruitment events were organized, covering topics such as direct applications to state-owned and central enterprises, internet industry campus recruitment, internships in the Yangtze River Delta region, and internship opportunities for liberal arts students. The spring recruitment festival precisely reached over 6 million student users.



Upgrading Multiple AI Features to Support College Student Employment

In 2025, BOSS Zhipin upgraded and optimized multiple AI-related features to further support college student employment. Centering on three core areas – clarifying job-seeking intentions, answering frequently asked questions, and conducting mock interviews – the platform integrated the large language model for prudent grey-scale testing in select scenarios, assisting job seekers in objectively analyzing their strengths and job compatibility, and providing actionable optimization suggestions. Meanwhile, by leveraging AI technology to empower job search Q&A and mock interview functions, the platform effectively addressed common challenges faced by college students such as unclear job search strategies, lack of interview experience, and interview anxiety, delivering tangible improvements in job search outcomes.



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Spring Recruitment AI Assistant

Empowering the Development of Small and Medium-Sized Enterprises (SMEs)

The Company actively responds to the strategic deployment of the 15th Five-Year Plan for promoting high-quality development of SMEs, empowering their growth. With deep insights into the common challenges faced by SMEs in recruitment, such as difficulty in attracting and retaining talent, the Company leverages advanced recommendation algorithms and professional industry research capabilities to continuously support the digital transformation of SME recruitment processes through a range of digital recruitment tools and innovative service models, including intelligent two-way recommendations, instant direct chat, and precise resume exchanges, effectively helping SMEs stabilize and expand their workforce while improving efficiency.

The Company places great emphasis on serving SMEs effectively. As of December 31, 2025, the platform had cumulatively served 20.3 million verified enterprises, of which 89.4% are enterprises with fewer than 100 employees, with the number of SMEs continuing to grow. We will continue to leverage the core product advantages of "Intelligent Matching + Direct Chat," continuously enriching employment formats, lowering employment barriers, and broadening employment opportunities, helping SMEs share in the dividends of growth in the digital economy wave and achieve higher-quality development.

As of December 31, 2025

The platform had cumulatively served

20.3 million

verified enterprises

of which

89.4 %

are enterprises with fewer than 100 employees



STRENGTHENING PRODUCT QUALITY MANAGEMENT

The Company values product experience and continuously iterates and optimizes product features. In accordance with the *Product Quality Law of the People's Republic of China, the Law of the People's Republic of China on Protection of Consumer Rights and Interests,* and other laws and regulations, the Company has formulated the *KANZHUN Group System Change Management Measures* and other policies to standardize quality control requirements prior to product launch. The Company mainly provides online service products. Before launch, products must undergo demand reviews involving the product, R&D, and testing departments. After passing the review, development commences, followed by functional testing by QA personnel. Upon passing the testing, a launch application is submitted and approved by the R&D director before deployment to the production environment. The process is collaboratively completed by a working group comprising the change requester, reviewers, approvers, testers, and verifiers, ensuring that products and services comply with legal requirements and meet user needs.

Through policies such as the *KANZHUN Group Business Continuity Management Measures*, the Company conducts daily monitoring and management of system operations. After product launch, relevant teams including R&D, product, and operations continue to monitor user usage, promptly address issues identified during use, and drive remediation. In the event of any system anomalies, relevant departments will take swift action to ensure service continuity and stability.

During the Reporting Period, the Company did not receive any user feedback indicating significant product issues.

GUARDING CONTENT SECURITY

The Company treats content security as a critical baseline for platform operations. In accordance with applicable laws and regulations, and considering the business characteristics of a recruitment platform, the Company has formulated and published the *Recruitment Behavior Management Regulations* to regulate information publishing behavior, prohibiting enterprise users from publishing traffic-generating information or advertisements unrelated to recruitment, and continuously optimizing the platform environment through risk reviews and special governance campaigns. In 2025, the Company further strengthened content review requirements on existing management foundations, strictly prohibiting the publication of content involving violence, pornography, self-harm, suicidal tendencies, and other content that may endanger safety, safeguarding the security and health of the platform's information environment.

Strengthening Risk Reviews

To mitigate the impact of false information and high-risk job postings on job seekers, the Company has strengthened risk reviews, focusing on the protection of key groups, authentication review, and operational compliance management, and has refined a risk prevention and control mechanism of "prevention - interception - punishment - education."

Establishing a Differentiated Review Mechanism

The Company has established differentiated review arrangements for enterprise users and job seekers across various usage scenarios, including registration and authentication, job posting, online communication, and job application and interview, and has launched a "Platform User Safety Protection Plan." Through a multi-layered review process, the Company verifies and manages enterprise qualifications, job information, and user behavior. These measures cover enterprise registration review, recruitment information risk identification, abnormal behavior handling, job seeker identity verification, and offline on-site inspections, to enhance the authenticity of platform information and the safety of the recruitment environment.

Online-Offline Coordination

To ensure the compliance, authenticity, and integrity of platform information, the Company employs an "online + offline" coordinated safety risk prevention and control mechanism. Online, the Company uses a combination of machine pre-screening and manual review to identify and review text, images, videos, and other content; offline, the Company conducts on-site visits and verifications by dedicated teams to further investigate key risk entities, achieving coordinated online-offline risk control.

BOSS Zhipin "Platform User Safety Protection" Plan

User Category		Enterprise Users			Job Seekers
		Newly Registered Enterprises	Enterprises Publishing Recruitment Information	Enterprises with Inappropriate Behavior	
Safety Risk Prevention and Control	Online	• Requiring them to upload business licenses and complete online authentication, including information such as enterprise name and business address, and verifying the relationship of enterprise users; • Based on the risk prediction mechanism, customizing registration policies for enterprise users, imposing additional verification requirements on enterprises with a high volume of user complaints or frequent incidents of inappropriate behavior, such as requiring them to provide industry service licenses, office environment videos, and other supplementary data, or requiring them to meet in person with the Company's offline risk assessment team. • For enterprises that fail to pass verification, we continue to monitor their activities to prevent potential inappropriate behavior.	• Leveraging advanced feature engineering, machine learning, and decision engine modeling of user data to build models applicable to risk identification, identifying fraudulent recruitment postings and high-risk positions; • Tracking high-risk behaviors such as false advertising, pyramid schemes, and extortion of personal information, and incorporating job seeker complaints into the risk assessment process.	• Immediately taking measures such as banning or blocking user accounts, requiring the enterprise to provide supplementary verification materials, and restricting job seekers from accessing the enterprise's information • For enterprise users suspected of serious misconduct or criminal activity, we will report the case to the local public security authorities for further investigation.	• Completing mobile phone verification before using the platform, i.e., obtaining and entering a verification code via mobile phone; • The intelligent system monitors and identifies suspicious users who may be engaging in non-compliant behavior, and requires them to undergo additional identity verification procedures. For example, when a user provides a blacklisted phone number or uses inappropriate language in their self-description, the Company's protection system will automatically identify and flag the risk.
	Offline	• A dedicated offline risk assessment team has been established to conduct on-site visits to recruiters, ensuring the authenticity and reliability of recruiting companies and their job postings.			

Targeted Protection Mechanisms for Different Groups

For different types of job seekers such as blue-collar workers and students, the Company has established dedicated governance teams and implemented differentiated protection measures based on their key risk factors, during the job search process. For blue-collar workers, the Company focuses on addressing false information and improving transparency of job postings through targeted initiatives. For students, the Company continues to promote the "College Student Protection Plan" and prioritizes the handling of risk reports during peak job-seeking periods, further enhancing the job search safety protection level for key groups.

BOSS Zhipin Targeted Protection Mechanisms for Different Groups

Group	Protection Mechanism
Blue-collar workers	• False Information Governance Campaign: We published the *Anti-Fraud Guidelines*, cracking down on issues such as "predatory lending schemes," launching multiple targeted false information governance initiatives, and implementing tiered governance measures for violations, publicize the daily number of account closures; • Standardizing Recruitment Information: Requiring sales and other positions with complex salary structures to disclose and display base salaries on job cards, while encouraging recruiters to upload videos and photos of the work environment, improving job credibility through structured information presentation.
Student groups	• College Student Protection Plan: Since launching the "College Student Protection Plan" in 2021, BOSS Zhipin has continued to implement this plan, adding an extra layer of protection beyond routine monitoring and risk job interceptions; • Priority Issue Handling: During peak recruitment seasons such as spring recruitment, ensure that any risks related to student feedback are responded to promptly.

Conducting Special Governance Campaigns

To continuously regulate recruitment and communication behaviors on the platform, the Company has carried out multiple targeted governance initiatives covering recruitment information publishing, communication behavior standards, and protection of key user groups, through a combination of institutional control, technical identification, and manual monitoring, so as to continuously fostering a lawful, healthy, and orderly recruitment and job-seeking environment.

In terms of communication behavior governance, the Company continues to advance the "Civilized Communication" campaign, employing a full-process management mechanism comprising pre-event publicity and guidance, real-time system monitoring and user reporting coordination, post-event violation disclosure and corporate communication, to govern inappropriate behaviors such as verbal abuse and harassment during the recruitment communication process, with a focus on monitoring misleading salary information, discriminatory practices, and unauthorized collection of personal information.

KANZHUN Civilized Communication Governance Measures

- Public disclosure of recruiters who commit sexual harassment violations and notification of violating behavior.

- Removal and takedown of positions involving discriminatory practices.

- Guidance on civil communication standards.

- Mandatory disclosure of base salary ranges for key industries.

- Strict handling of suspected unauthorized collection of personal information.

- Launch of a self-service data encryption feature.



Launching the "Anti-Sexual Harassment Campaign" to Crack Down on Recruitment Sexual Harassment

The Company has conducted the "Anti-Sexual Harassment Campaign" for the fourth consecutive year, imposing the stringent penalties on sexual harassment during the recruitment process with simultaneous public disclosure. During the Reporting Period, the platform focused on combating online communication harassment, covert posting of non-compliant positions such as "adult assistant" roles, and inducement of offline misconduct, strengthening risk identification and enforcement. During the campaign, nearly 2,000 violating accounts were banned, and serious offenders were reported to their respective employers, prompting internal accountability and rectification. Some enterprises have already taken disciplinary action against the individuals involved.



Establishing a Salary Control Mechanism to Combat Fraudulent High Salaries

To address the issue of fraudulent high salaries in the blue-collar recruitment sector, the Company established a "Salary Range Control" mechanism that dynamically sets reasonable salary bands based on industry data and platform feedback, automatically intercepting and triggering reviews for clearly abnormal salary postings. Upon investigation, multiple cases of abnormally high-salary positions were found to involve traffic-generating fee schemes or non-compliant content, and have been handled in accordance with the law. At the same time, the Company provides a document submission channel for legitimately high-paying positions, safeguarding reasonable recruitment needs while managing risks, and improving information authenticity and transparency.



Launching the "Recruitment-to-Training" Special Governance Campaign

To combat "recruitment-to-training" practices that lure individuals into paying for training under the guise of recruitment, the Company has continued to carry out special governance campaigns, leveraging an "AI identification + manual review" mechanism to identify and handle risk enterprises. During the campaign, a cumulative total of 1,502 non-compliant enterprises were banned. Meanwhile, the Company established internal and external lead tracking and association investigation mechanisms, dynamically monitoring abnormal behavior and clearing associated accounts to prevent violating entities from re-emerging under new identities. Following the implementation of these measures, the platform froze an average of over 2,000 risk accounts per week.

Furthermore, the Company continues to carry out protection campaigns for key employment groups, targeting job-seeking risks for blue-collar workers, college students, women, and part-time job seekers, strengthening the review of recruiting enterprises' qualifications and recruitment information, using safety review model strategies to identify violations such as fraudulent proxy recruitment and unreasonable fees, and conducting periodic inspections and rectifications for prevalent issues with unscrupulous intermediaries in the manufacturing, urban services, and flexible employment sectors.

Special Campaigns for the Protection of Key Employment Groups

- Special Governance Campaign for Six Major Industries Including Food Delivery and Ride-Hailing

- Blue-Collar Job Authenticity Campaign – "Conch Plan"

- Female Protection Strategy

- Student Protection Campaign

- Key Group Protection for Part-Time Job-Seeking Scenarios

In terms of minor protection, the Company explicitly prohibits the recruitment of employees under the age of 16 or the assignment of minors to high-risk work in its platform rules. The platform requires users to be at least 16 years old to register and use its services, and prevents related violations through job review and account management mechanisms. BOSS Zhipin attaches great importance to the protection of minors' personal information. As stated in the publicly available *BOSS Zhipin Privacy Policy*, given the nature of our products, websites, and services, we do not knowingly collect or maintain personal information from individuals under the age of 16 on our products and services, and no part of our products and services is directed at individuals under the age of 16. If a user is under 16 years of age, please do not use or access our products and services in any way. When we become aware that we have inadvertently collected personal information from an individual under the age of 16, we will delete such information or take other appropriate measures in accordance with applicable laws and regulations.

In addition, the Company continues to strengthen the governance of job-seeking harassment, by clearly defining "high-risk zones" for sexual harassment, strengthening platform monitoring and user reporting mechanisms, promptly intercepting and handling violating recruiters, and publicly disclosing typical violations. Serious violations, in addition to platform sanctions, may be referred to relevant regulatory authorities for legal accountability.

In terms of protecting job seekers' rights and safety, in response to the increasingly professionalized and concealed trend of illegal and non-compliant activities conducted under the guise of recruitment, the Company has embedded AI large models into the entire risk control process, combined with optimized authentication reviews, reporting mechanisms, safety alerts, and police-enterprise collaboration, to build a comprehensive online-offline job search safety protection system. Through "manual + AI" collaborative risk control, the platform implements dynamic management across recruiter registration, real-name authentication, employment authentication, job posting, and communication, ensuring the authenticity of enterprises, positions, and recruitment activities. Recruiters must complete real-name authentication, identity verification, and employment authentication before conducting recruitment.

The Company continues to optimize the user reporting and feedback mechanism, adding 37 new sub-categories of reporting scenarios to enable rapid closed-loop processing of key violations, and strengthening safety alerts and anti-fraud awareness through pop-up reminders, phone calls, and text messages, reaching approximately 250 million user interactions throughout the year. At the same time, the Company assists public security authorities in combating illegal and criminal activities such as fraudulent transport schemes and recruitment-to-training scams. In 2025, the Company assisted in cracking 58 cases and apprehending 607 suspects, purifying the recruitment environment from its source and enhancing platform security and user trust.

In 2025

Reaching approximately

250 million

user interactions throughout the year

the Company assisted in cracking

58 cases



Key Group Protection for Part-Time Job-Seeking Scenarios During Peak Recruitment Seasons

During peak periods for part-time job demand such as the Labor Day holiday, National Day holiday, and summer and winter breaks, the Company established dedicated task forces for college students, stay-at-home mothers, and flexible employment workers to strengthen job search safety assurance. Targeting prevalent scams in the part-time job sector, the Company leverages its AI-powered risk control model to continuously identify and intercept risky recruitment activities, forming a closed-loop risk prevention and control system covering pre-event access control, in-event monitoring, and post-event handling.

Meanwhile, for positions such as ride-hailing drivers, delivery riders, security guards, and livestream hosts, the Company has strengthened enterprise authentication and review, requiring the clear specification of part-time working hours, recruitment deadlines, and position preferences to enhance information transparency. Anti-fraud awareness campaigns are conducted through pop-up notifications and interactive quizzes, enhancing job seekers' ability to identify risks.

Conducting Content Safety Training

To ensure consistent review standards for recruitment information on the platform, the Company strengthens content safety training and internal management, regularly conducting professional competency and compliance awareness training for operations personnel, and publishing guidelines such as the *Job Description Publishing Standards* through the internal learning platform to standardize the writing and publishing of job information, ensuring content completeness, authenticity, and compliance with platform rules. The Company also refines its supervision and feedback mechanism, encouraging operations personnel to propose improvement suggestions during routine reviews, and continuously optimizes the review process.

The Company has published the *Anti-Fraud Guidelines*, which covers common risk types during the job search process such as pyramid schemes, recruitment-to-training fee collection, irregular charges, pornographic recruitment, and "on-set job" scams, identifying typical manifestations and characteristics, and alerting users to risk signals such as abnormal recruitment requirements, lack of transparency in information, and induced payments. The guide also clarifies the platform's reporting and handling mechanism, including account restrictions enterprise tracing, and related account investigations, to enhance job seekers' ability to identify risk and protect themselves.

Establishing Reporting and Feedback Mechanisms

To further improve the channels for handling inappropriate information, the Company has established diversified reporting and feedback mechanisms, including a reporting email for illegal and inappropriate content, an enterprise service hotline, and reporting channels for minors and other vulnerable groups, as well as a dedicated hotline for elderly users, to facilitate timely user feedback.

- Reporting email for illegal and harmful information / Minor reporting channel: jubao@kanzhun.com

- Enterprise service hotline and algorithm / Minor reporting channel: 400 065 5799

- Elderly direct hotline: 400 661 6030

CYBERSECURITY AND PRIVACY PROTECTION

The Company strictly complies with the *Cybersecurity Law of the People's Republic of China, the Data Security Law of the People's Republic of China, the Personal Information Protection Law of the People's Republic of China*, and other relevant laws and regulations, and continues to bolster cybersecurity and data compliance management. By improving the security management and privacy protection system, and strengthening technical safeguards and risk response capabilities, the Company ensures that user privacy protection is embedded throughout the entire process of data processing and product operations, continuously enhancing the overall level of security assurance.

Security Management System

The Company has established a cybersecurity and information security governance structure comprising the decision-making and supervisory level, the management level, and the execution level, and coordinates the advancement of information security and privacy protection in alignment with the Company's overall development strategy. The Board is responsible for overseeing the formulation of strategic plans for cybersecurity and privacy protection, reviewing significant matters, and strategic decision-making.

At the governance level, the Company has established a Security Leadership Group as the coordinating decision-making and supervisory body for cybersecurity and information security, with the Chairman and CEO as group leader, and senior management as members, responsible for coordinating major information security matters and overseeing the implementation of related management and execution. The Security Leadership Group comprises six specialized working groups that advance security management and risk governance through collaborative mechanisms. The Company has also established a regular communication mechanism, holding weekly privacy and security meetings, and promptly reporting key meeting conclusions to the Chairman. Additionally, the Company has established an internal security incident and vulnerability reporting mechanism, clearly defining the reporting pathways and escalation procedures for employees upon discovering security incidents, system vulnerabilities, or suspicious activities, to ensure timely identification, tiered response, and escalation to the appropriate management level for resolution.

Supervisory and Management Bodies		Responsible Person	Responsibilities
Security Leadership Group Chairman serving as Group Leader	Data Security Working Group	Chief Technology Officer (CTO)	Responsible for organizing the implementation of data security regulatory requirements, refining data classification and grading as well as protection strategies, and conducting data lifecycle security management and monitoring.
	Personal Information Protection Working Group	Vice President of Technology	Responsible for organizing the formulation and implementation of personal information protection strategies, and undertaking communication and feedback with business supervisory departments and users.
	Cybersecurity Working Group	Chief Technology Officer (CTO)	Responsible for organizing the formulation of the overall cybersecurity plan, refining the cybersecurity technical defense system, and implementing cybersecurity protection strategies.
	Algorithm Ethics Working Group	Chief Technology Officer (CTO)	Responsible for organizing the optimization of algorithm strategy rules, evaluating algorithm effectiveness, and assessing algorithm outcomes.
	Cybersecurity and Information Security Emergency Response Working Group	Senior Vice President	Responsible for refining the emergency response mechanism for incidents, and organizing the emergency response and reporting of incidents.
	Platform and Content Safety Committee (comprising the Platform Safety Working Group and the Content Safety Working Group)	President	Responsible for the safety of user recruitment and job-seeking processes on the platform, and maintaining a healthy information content ecosystem on the platform.

External Certifications

The Company continues to enhance its information security management system and verifies its security management capabilities through authoritative certifications. In June 2025, the Company obtained the ISO/IEC 27001 Information Security Management System Certification, with its information security management capabilities benchmarked against internationally recognized standards. The certification scope covers information security management activities related to human resources services within the scope of administrative licensing[1]. In August 2025, BOSS Zhipin and Dianzhang Zhipin have renewed the Level III Certification for classified protection of cybersecurity. In the same year, the Company completed the annual surveillance audit of the "Personal Information Protection Certification" from the China Cybersecurity Review, Certification and Market Regulation Big Data Center (CCRC), and once again passed the conformity certification under GB/T 35273–2020 *Information Security Technology–Personal Information Security Specification*, ensuring continued validity of certificates and compliance with personal information protection management and technical safeguards. In 2025, the Company did not experience any information security compliance violations.

Meanwhile, the Company actively strengthens exchanges and cooperation with external institutions, leveraging industry best practices to enhance its cybersecurity governance system and overall security capabilities. Currently, the Company has joined the National Information Security Standardization Technical Committee (TC260), Information Security Management Working Group (WG7), Data Security Standards Working Group (WG8), and the Emerging Technology Security Standards Special Working Group (SWG-ETS), and participates in related standard and policy discussions and reviews. The national standard *GB/T 45574-2025 Data Security Technology– Security Requirements for Processing of Sensitive Personal Information*, co-authored by the Company, was published in April 2025. In 2025, the Company continued to participate in the pilot programs on Social Responsibility Guidelines for Data Security and Personal Information Protection organized by the China Cybersecurity Industry Alliance (CCIA), and once again received a two-star rating.


数据安全和个人信息保护
社会责任评价
个人信息保护认证证书
Data Security and Personal Information Protection Certification

Cybersecurity Management

The Company continues to refine its cybersecurity and data security policy framework, establishing a systematic management mechanism across the entire lifecycle of products and data processing activities, and regularly evaluating and updating relevant policies in response to changes in laws, regulations, and regulatory requirements, to ensure that policies remain aligned with business development and compliance requirements. The Company has formulated and implemented internal policies which apply across all subsidiaries and business lines, including the *Overall Policy for the Information Security Management System,* the *Employee Security Management Measures,* the *IT Supplier Management Measures*, the *Cybersecurity and Information Security Emergency Response Plan,* the *Data Security Audit Management Measures*, and the *Technical Personnel Operating Behavior Standards*, clearly defining security management objectives and accountability, providing systematic provisions for data integrity and security protection, information security threat monitoring and response mechanisms, employee responsibilities in information security, and security management standards for suppliers and other third parties, continuously enhancing cybersecurity management standards, and strengthening the standardized management of high-risk operations by technical personnel.

Furthermore, the Company adopts a zero-tolerance attitude toward security violations, and has formulated the *Office Security Behavior Standards* and the *Technical Personnel Operating Behavior Standards*, explicitly prohibiting employees from accessing, altering, storing, deleting, or externally transmitting company data without authorization, as well as clicking on external emails from unknown sources and compromising the Company's internal networks and systems, while strengthening management and control of high-risk operations by technical personnel to ensure the security and stability of both the office and production environments. Additionally, the Company has formulated the *Rewards and Labor Discipline Regulations*, clearly specifying the penalties corresponding to different types of violations, to further reinforce employees' awareness of information security compliance.

[1] The certification applies only to the Beijing Huapin entity.

Cybersecurity Technologies

In terms of technical security management, the Company has established security management requirements across multiple dimensions including network security, system security, application security, security patch management, anti-virus, and secure development, and has defined the security strategies for key infrastructure such as networks, hosts, application systems, and database systems, and continuously improved overall cybersecurity defense capabilities through standardized technical management and security operations mechanisms.

To ensure the stable operation of platform systems and data security, the Company continues to strengthen the construction of the cybersecurity technology system, deploying security protection measures across application, network, host, endpoint, and code layers, progressively forming a multi-layered defense-in-depth architecture. At the same time, leveraging the integrated foundational security management platform "S.H.I.E.L.D.," the Company performs unified monitoring, auditing, and handling of data asset security risks, system vulnerabilities, and compliance risks, enabling timely detection and follow-up of risk issues, continuously enhancing overall security operations capabilities and foundational protection levels, and providing robust assurance for user data security.

Key Cybersecurity Technologies in 2025

Risk Prevention	• Deploying Web Application Firewalls (WAF) and perimeter firewalls, and adopting anti-DDoS[2] products to effectively defend against network-layer and application-layer attacks; • Deploying Data Loss Prevention (DLP) systems, endpoint antivirus software, a proprietary office network access control system, and an internet behavior management system to strengthen employee endpoint protection and monitoring, preventing data leakage caused by security vulnerabilities on employee terminals; • Deploying email security gateways to monitor and filter spam, phishing emails, ransomware emails, and other threats, defending against targeted email-based attacks;
Risk Identification	• Deploying a proprietary host security management system, a proprietary database audit system, and bastion hosts to address host-level security threats, promptly detecting and remediating vulnerabilities in host and database systems, and monitoring and auditing non-compliant operations on host and database systems in real time; • Deploying a proprietary static code analysis platform, a proprietary software composition analysis platform, and a proprietary App privacy compliance detection system to conduct security audits and analyses of code, identifying and blocking security risks at the incipient stage; • Deploying a Threat Detection Platform (TDP) and a proprietary Dynamic Application Security Testing (DAST) vulnerability scanning system to enhance threat identification, detection, response, and tracing capabilities;
Risk Assessment	• Building the BOSS Zhipin Security Emergency Response Center (BSSRC), publicly collecting security vulnerabilities from external security researchers to simultaneously strengthen the platform's security defense capabilities through external resources; • Conducting regular penetration tests, including simulated hacker attacks, to identify and remediate cybersecurity vulnerabilities; • Conducting red-team/blue-team exercises to verify the effectiveness of security measures, strengthen the assessment of the Company's own security capabilities, and implement targeted enhancements to defense capabilities, reducing the likelihood of being attacked.

---

[2] DDoS (Distributed Denial of Service) is a type of network attack where attackers utilize multiple controlled computers to simultaneously send a flood of requests to the target server, resulting in the exhaustion of server resources and an inability to respond normally to legitimate user requests.

Cybersecurity Audits

The Company regularly conducts internal and external assessments and audits of its IT infrastructure and information security management system, with both internal and external network and data security audits conducted at least annually, to continuously review and improve cybersecurity management standards.

For internal audits, the Company conducts specialized audits annually on the compliance of personal information processing activities and the protection of personal information rights, and carries out personal information protection impact assessments on processes involving sensitive user information and user information sharing scenarios, to promptly identify and address potential risks and eliminate security vulnerabilities. In addition, the Company annually conducts compliance evaluations and risk assessments of the cybersecurity and data security of its major products, ensuring that the Company's security operations meet the corresponding security level requirements and that overall security risks remain under control.

For external audits, the Company annually engages third-party professional institutions to conduct cybersecurity classified protection evaluations, personal information protection certifications, and other cybersecurity and data security audit activities for all products, to ensure that the security management system meets industry standards and domestic regulatory requirements. In 2025, the Company obtained the ISO/IEC 27001 Information Security Management System Certification, further strengthening the assurance of user privacy and data security. During the Reporting Period, the Company conducted 3 external information and cybersecurity audits.


信息安全管理体系认证证书
北京华品博睿网络技术有限公司
ISO/IEC 27001:2022 标准
与行政许可范围内人力资源服务相关的信息安全管理活动

ISO/IEC 27001 Information Security Management System (ISMS) Certification

Security Incident Emergency Management

The Company continues to refine its security incident emergency management system, constructing an emergency mechanism that combines proactive monitoring with reactive response, striving to minimize potential risks and impacts when incidents occur. The Company has established a comprehensive management model covering pre-event prevention, in-event response, and post-event tracing, ensuring that all types of security incidents can be promptly identified and effectively addressed, and continuously enhancing the overall level of security emergency management.

Security Incident Emergency Response Mechanism

Pre-Event Prevention	• Continuously optimizing the cybersecurity and data security incident monitoring to comprehensively identify potential security risks and system vulnerabilities; • Regularly conducting phishing drills, cybersecurity and data security incident emergency drills, and attack-defense exercises to strengthen risk identification and prevention capabilities; • Enhancing employees' cybersecurity awareness and emergency response skills, ensuring that the emergency response team can promptly detect and handle security incidents, minimizing the impact on users; • In 2025, a total of 26,000 participants of phishing drills, 3 attack-defense exercises, and 1 cybersecurity and data security incident emergency drill were conducted.
In-Event Response	• Establishing a Cybersecurity and Information Security Emergency Response Working Group to coordinate and advance security incident emergency response efforts; • Formulating the *Cybersecurity Incident Specific Response Plan* and the *Data Security Incident Emergency Response Plan*, clearly defining the handling procedures for events such as business system failures, cyberattacks, platform content security incidents, and data security incidents (leakage, tampering, loss, misuse, and unauthorized use); • Establishing a classified and graded security incident response mechanism, promptly reporting major security incidents to regulatory authorities; • Standardizing the full-process management of incident monitoring, response, handling, and information disclosure, ensuring that security incidents are addressed promptly and effectively.
Post-Event Tracing	• Conducting post-incident reviews and analyses of security events, summarizing lessons learned and continuously optimizing emergency response plans and security protection measures; • Performing systematic analysis of incident causes, handling processes, and accountability, assessing incident impacts and losses, distilling experience in prevention and emergency response, and ensuring that improvement measures are implemented; • Improving the incident handling record archiving mechanism, properly archiving incident handling records to form a closed loop of experience accumulation and risk prevention; • Continuously auditing the effectiveness of security measures through annual audits, and continually improving security strategies and incident handling procedures.


Monitoring
Treatment
Improvement
Process tracking
Incident monitoring
Response activation
(incident assessment, graded response)
Incident treatment
(loss assessment, loss mitigation, restoration)
Source tracking and evidence obtaining
Information reporting, information release
Summary and analysis (experience summarization, improvement measures)
Auditing and improving (regular audit, continuous improvement)

KANZHUN Security Incident Response Process

Supplier Cybersecurity Management

The Company implements security management and oversight of IT suppliers, and has formulated the *IT Supplier Management Measures*, clearly defined the supplier admission process, review standards, and annual evaluation mechanism, and strengthening data security management requirements to ensure the security and compliance of supply chain. We focus on suppliers' data sources and external data sharing practices, requiring suppliers involved in data sharing as well as the procurement of network equipment, application software, and technical services to possess corresponding information security, privacy protection, and cybersecurity management certifications.

The Company conducts cybersecurity risk assessments or clause and annual security reviews for all potential suppliers involved in data interactions, performing due diligence on their data sharing practices, data access scope, data processing methods, data source legality, and security management capabilities, and verifying their relevant security certifications or supporting documents, including but not limited to cybersecurity classified protection filing certificates and reports, ISO 27001 certificates, ISO 27701 certificates, etc., to ensure their security management capabilities meet the Company's standards.

At the same time, the Company signs security agreements or clause with suppliers that pass the review, clearly defining their information security and data protection responsibilities. For suppliers that fail to meet security standards, the Company requires rectification within a specified timeframe; cooperation is terminated if requirements are not met, to mitigate supply chain risks.

In addition, the Company includes data security clauses in contracts and conducts information security and privacy protection awareness campaigns to enhance suppliers' and contractors' compliance awareness and risk prevention capabilities.

Employee Cybersecurity Training

The Company attaches great importance to cultivating employees' cybersecurity awareness, enhancing their cybersecurity awareness and protection capabilities through training and assessment mechanisms. All employees complete data security-related training courses on the "Growth Center" learning platform, and participate in training and assessments related to personal information security and compliance. Technical employees are further required to complete information security and data security courses and examinations. In 2025, the Company issued 18 installments of security awareness content, with cumulative readership exceeding 30,000, and published 52 anti-phishing advisory articles, continuously reinforcing employees' security and compliance awareness.

The Company's cybersecurity team strengthened its capacity building, organizing 12 employees from the legal, data security, and public affairs and other related departments to attend training for Data Security Assessor (Intermediate) and Personal Information Protection Compliance Auditor (Intermediate) certifications. All participants passed the assessments, with 6 obtaining dual certifications, providing professional support for data security assessments and compliance audits.

As of the end of 2025, the Company's team members have obtained multiple information security professional certifications, including Certified Information Security Professional (CISP), Offensive Security Certified Professional (OSCP), Data Security Assessor (Intermediate), and Personal Information Protection Compliance Auditor (Intermediate).

In 2025

The Company issued
18
installments of security
awareness content

with cumulative views exceeding
30,000

and published
52
anti-phishing advisory articles



User Privacy Protection

The Company regards user privacy and personal information security as a critical foundation for platform operations, and continues to improve privacy protection-related policies and management mechanisms, incorporating privacy management requirements into the overall risk and compliance management framework. To coordinate related efforts, the Company has established a Personal Information Protection Working Group, with collaborative participation from government affairs, legal, product, R&D, security& compliance departments, responsible for formulating privacy protection strategies, conducting risk assessments, and driving the implementation of related measures. At the same time, the Company has established a systematic privacy protection management system throughout the entire lifecycle of products and data, continuously strengthening data compliance management and safeguarding users' legitimate rights and interests in personal information and data usage.

Privacy Protection Policies

The Company has established and continuously refined its policy framework for personal information protection and data security management, clearly defining the compliance requirements and management standards for various data processing activities, and continuously enhancing its privacy protection and data security management standards.

Policy Name	Policy Content
User Personal Information Protection Management Regulations *User Personal Information Rights Protection and Processing Standards* *Product Feature Personal Information Protection Compliance Risk Identification Guide*	• Regulating the collection, use, storage, entrusted processing, sharing, transfer, public disclosure, and cross-border processing of personal information; • Clarifying user personal information rights protection and complaint handling procedures; • Establishing a pre-launch personal information protection compliance assessment mechanism for product features.
Personal Information Security Impact Assessment Implementation Guide	• Unifying the methodology, focus areas, and implementation procedures for personal information security impact assessments; • Guiding the conduct of assessments to ensure that assessment results are effective and reliable; • Promoting adherence to data minimization principle in business scenarios to reduce privacy and security risks.
Data Classification and Grading Standards	• Refining the data classification and grading catalog in alignment with business scenarios; • Enhancing the granularity of data classification and grading management.
Data Security Management Measures *Data Security Management Implementation Guide* *Data Security Audit Management Measures*	• Clarifying the security management requirements for each stage of the data lifecycle; • Regulating key processes such as data desensitization, destruction supervision and auditing, and third-party sharing controls; • Clarifying data modification approval, backup recovery drills, and security self-assessment mechanisms; • Building a systematic data security protection framework.

AI Governance and Compliance Management

In advancing the development and application of AI technologies, the Company incorporates user privacy protection and compliance management as key management requirements, and has formulated the *Generative and Synthetic Algorithm Safety Work Guidelines* and the *AI Prominent Labeling Compliance Manual*, establishing corresponding security management standards for each stage of the algorithm lifecycle, including training, operation, intervention, monitoring, and evaluation, while simultaneously clarifying the cybersecurity and data protection requirements for AI systems during their development and application, to ensure that AI systems comply with laws, regulations, and internal compliance requirements throughout the design, development, and application process. We also standardize the prominent labeling standards for AI-generated content across all product lines on the platform, ensuring that such content can be clearly identified.

In terms of risk management, the Company has established an AI application risk assessment mechanism, conducting privacy compliance risk identification and governance assessments for AI systems and related features prior to launch, to mitigate potential compliance risks at their source. At the product application level, the Company has implemented AI labeling on AI feature pages and output files, helping users clearly identify AI-generated content and enhancing information transparency. In terms of departmental setup, the Company has established an algorithm ethics working group, which is responsible for the governance of algorithm and AI-related work.

To promote trustworthy application of AI-related functions, the Company strengthens management during the training and testing phases of its AI large models, continuously refining the safety filtering mechanisms for output content, with a focus on potential risks such as bias, discrimination, privacy leakage, misuse, and ethical and value-related concerns, to reduce the negative impacts that AI applications may bring.

User Information Rights Protection

The Company formulated the *User Personal Information Protection Management Regulations*, clearly regulating the collection and use of users' personal information. The Company requires that the *Privacy Policy* be publicly disclosed to users before the collection and use of their personal information, and that related processing activities may only commence after obtaining user consent. For the processing of sensitive personal information, the Company must obtain the user's separate consent. When the purpose or method of personal information processing changes, the Company will promptly update the *Privacy Policy* and re-inform users or obtain separate consent again, to ensure that users are fully informed and have the right to make independent choices, and that the personal information processing process is lawful, compliant, and traceable.

The Company continues to improve its user personal information rights protection mechanism, ensuring that users can fully understand and independently manage their personal data. Users can view the privacy policy on the Company's official website to learn about the platform's rules and management practices regarding the collection, use, storage, and protection of personal information. The Company also clearly explains the collection and use of personal information through splash screen notifications, authorization pop-ups, and other means, and informs users of the specific pathways for accessing, correcting, deleting, and protecting their personal information. Users have the right to access, modify, delete, copy, transfer, and supplement their personal information, including account information and access history records, and may adjust their authorization scope, withdraw consent, cancel their accounts, or request explanations of personal information processing rules according to their own needs.

The Company has clearly defined the operation pathways and methods for users to access, modify, and delete their personal information, safeguarding users' management rights over their personal information, as detailed in the table below:

User Personal Information Rights and Descriptions

User Right	Description
Right of Access	• Users have the right to view personal information they have actively submitted and that is generated during the use of the Company's services. Users can review the platform's collection of basic personal information, identity information, usage process information, and device information through the *Personal Information Inventory*, and learn about the purposes, scenarios, and frequency of the collection and use of such information.
Right of Modification	• Users have the right to modify the basic personal information they have actively submitted. Users may make modifications through the relevant functional modules in the App, or contact customer service for assistance.
Right of Deletion	• The Company safeguards users' reasonable deletion requests. Users may apply to delete their personal information through the relevant functional modules within the App or by contacting customer service. Upon receiving a user's request, the platform will promptly delete the relevant personal information or perform anonymization processing in accordance with applicable laws and regulations. Where retention is required by law, the Company will cease using such information for routine business activities.

Data Lifecycle Management

The Company implements lifecycle management of user data, establishing corresponding management principles and operational standards for each stage including personal information collection, transmission, storage, processing, sharing, and destruction, and strengthening personal information security protection through institutional and technical measures, ensuring that user data is properly managed and effectively protected at each processing stage.

User Data Lifecycle Management

Stage	Protection Measures
Data Collection	• The Company collects personal information following the principle of minimum necessity after obtaining user consent. Before collecting sensitive information, the Company obtains the user's separate consent once again.
Data Transmission	• The *Data Transmission Security Management Standards* have been formulated, adopting industry-standard security measures with encrypted transmission of sensitive information to ensure integrity and confidentiality during transmission.
Data Storage	• The *Data Storage System Security Management Standards* and *the Data Encryption and Decryption Guide* have been formulated, regulating access, operation, and audit processes and clarifying encryption and decryption strategies. Through multi-site disaster recovery backup, independent storage by business line, and regular backup recovery drills, risks of data leakage, unauthorized access, and loss are mitigated.
Data Processing	• The *Data Import and Export Management Standards, the Data Desensitization Standards, the Account Permission Management Measures, and the Log Security Management Measures* have been formulated, establishing permission management and audit mechanisms with full-process controls over permission application, usage, and revocation. A log management platform has been built to identify abnormal behavior and prevent unauthorized use of data.
Data Sharing	• The *Data Sharing Management Standards* have been formulated to regulate internal and external data sharing processes. The *Privacy Policy* stipulates that information shall not be shared with, transferred to, or publicly disclosed to third parties without authorization. The Company only cooperates with third parties to process customers' personal information within the lawful and necessary scope, limited to the information required for service provision. Strict security testing is conducted on software development kits (SDKs) and application programming interfaces (APIs) used by partners to ensure data security. In addition, the Company enters into rigorous confidentiality agreements with third parties, clearly defining data protection requirements.
Data Destruction	• The Company has formulated the *User Personal Information Protection Management Regulations*, establishing the principle of storing user personal information for "the minimum period necessary to achieve the processing purpose", promptly deleting or anonymizing the personal information of users who cancel their accounts or actively request deletion, to reduce the risk of user personal information leakage.

Supplier Data Protection and Privacy Compliance

The Company strictly regulates the data management practices of its suppliers and business partners, ensuring that activities involving data sharing comply with laws, regulations, and the Company's management requirements. For suppliers involved in data sharing, the Company requires them to follow the principle of minimum necessity, sharing only the data necessary for conducting business, and to clearly specify the purpose, method, scope, and intended use of data collection in service contracts or cooperation agreements. The Company also explicitly prohibits suppliers from collecting, using, or retaining data beyond business needs, including users' personal information and other sensitive data, to prevent data misuse risks and safeguard data security and compliance.

Privacy Protection Throughout the Product Lifecycle

In accordance with the *Software Development Process Management Measures*, the Company embeds privacy and security risk control measures at each stage of product requirements design, development, testing, and launch, conducting multi-dimensional identification and monitoring of potential privacy risks to ensure that related risks are effectively managed during the product development process. During the year, the Company's privacy protection testing capabilities have covered all products and software development kits.

Stage	Control Measures
Product Design Stage	• In accordance with the *Product Feature Personal Information Protection Compliance Risk Identification Guide*, and using the Company's self-built "S.H.I.E.L.D." security platform as an auxiliary tool, the Company identifies and continuously tracks product compliance risks, analyzes potential personal privacy information compliance risks in products, conducts privacy impact assessments, and eliminates risks at the source.
Product Development Stage	• The Company strictly follows the *Secure Development Reference* for secure coding, regulating code development practices to reduce product software vulnerabilities and privacy security risks.
Product Testing Stage	• The Company leverages "S.H.I.E.L.D." to identify and remediate code vulnerabilities and business logic flaws. The Company also conducts functional and compliance reviews of products, ensuring that all product versions pass privacy and security audits before release while maintaining functional availability.
Product Launch Stage	• The Company develops Android static and dynamic detection tools in accordance with national and industry security standards and specifications to ensure regulatory compliance. The Company also regularly engages third-party security institutions to conduct security assessments, enhancing the capability to discover privacy and security risks.

Privacy Complaint Handling

The Company has refined its user complaint and reporting handling mechanism, ensuring the availability of diversified complaint channels including regulatory feedback channels, a personal information protection email, and a complaint hotline, with a dedicated entity responsible for receiving and processing related matters. For complaints involving personal information or privacy security, the handling department formulates a response plan after consulting with the legal and compliance department, and communicates promptly with the user. If the user remains dissatisfied, an escalation mechanism is activated, with the responsible person following up until the matter is properly resolved.

In 2025, the Company did not experience any user privacy breach incidents, and accordingly, no affected users were identified.

OPTIMIZING USER EXPERIENCE

During the reporting period, the Company received a total of 107 valid customer service complaints. As of the end of 2025, the Company's customer service team maintained the ability to respond to user complaints within 2 hours and resolve complaints within 1 business day, despite the growing user base. In 2025, the user service satisfaction rate reached 97%.

Upgrading Service Experience

In 2025, the Company continued to apply AI technology to customer service scenarios, expanding multiple intelligent service functions to provide users with more efficient and convenient self-service solutions. The system can automatically identify user intent based on users' descriptions of their issues or needs, and push relevant self-service operational features to users, transforming the previous interaction model that required users to independently search for function entry points before taking action.

The Company uses AI in certain scenarios to rapidly identify and process user issues, reducing manual customer service feedback and back-end re-processing steps, effectively improving response efficiency and shortening user wait times.

Scenario	Application Method
Recommendation-Related Issue Handling	• The online customer service system automatically identifies user intent based on the needs expressed by the user; • Directly pushes self-service feedback functions, reducing the need for communication with human customer service agents; • Users upload relevant page screenshots and select the type of request; • The backend system automatically completes issue processing and adjustments based on user feedback.
Violation Appeal Handling	• Introducing machine-assisted self-service functionality on the voice customer service channel; • Users describe their issues via voice, and AI automatically performs semantic recognition and summarization; • The system submits the organized appeal content to backend review personnel for processing; • Reducing the text input steps required from users, streamlining the appeal process.

During the year

We received a cumulative total of

24,457

product-related requests from users

After reasonable analysis of user requests by the Company's R&D and Product Department, a total of

105

product enhancements were identified

Customer Service Personnel Training

The Company adopts a combination of online and offline training methods to provide diverse learning resources for its customer service team and enhance professional competency. In 2025, a total of 36 online micro-courses were recorded, enabling employees to utilize fragmented time for learning, with annual cumulative coverage of 1,299 attendances.

In terms of training content, while strengthening business knowledge and service skills, the Company collaborated with its internal psychological counseling team to analyze the psychological well-being of users and customer service staff based on actual call scenarios, and developed courses such as *Customer Emotion Identification and Classification, The Communication Trilogy: Listen - Confirm - Respond*, as well as courses on stress management and differentiated communication with different types of users, such as *Customer Service Stress Awareness* and *Differentiated Communication for Enterprise Users and Job Seeker Customers*, to enhance communication skills and alleviate work pressure.

During the Reporting Period, the Company conducted 447 offline training sessions with a cumulative participation reaching 2,514, further enhancing the professional capabilities and service standards of the customer service team.

In 2025

A total of

36

online micro-courses were recorded

with annual cumulative coverage of

1,299 attendances



During the Reporting Period

The Company conducted

447

offline sessions

with a cumulative participation reaching

2,514







Customer Service Personnel Training on Site

INTELLECTUAL PROPERTY MANAGEMENT

The Company has established a comprehensive management mechanism around the key aspects of intellectual property acquisition, use, and protection, and through cross-departmental collaboration, has implemented intellectual property compliance requirements into specific business scenarios such as product design, content publishing, and marketing activities. While managing and safeguarding its own intellectual property rights, the Company conducts pre-use reviews and process controls on the use of third-party intellectual property, reducing potential infringement risks and ensuring that related business operations proceed in an orderly manner on a compliance basis.

Intellectual Property (IP) Management Structure

The Company continues to optimize its intellectual property protection system, establishing a synergistic management structure operated collaboratively by the Legal Affairs Center, the Administrative Department, and Business Departments, and strengthening intellectual property compliance reviews at key operational stages including content review, marketing activities, and product design.

Department	Responsibility	Specific Duties
Legal Affairs Center	Strategic Coordination and Risk Management	• Responsible for end-to-end intellectual property management, coordinating the application strategy and value assessment of patents, trademarks, copyrights, and other assets, and maintaining IP inventory; strengthening risk early warning, monitoring industry developments and third-party filing activities, identifying potential infringement risks, and conducting regular risk screening to support business decision-making.
Administrative Department	Foundational Support and Records Management	• Responsible for the management of intellectual property-related documents and certificates, including trademark registration certificates, patent certificates, copyright certificates, and change documentation, ensuring that records are complete and retrievable, providing support for rights protection.
Business Departments	Frontline Execution and Coordinated Response	• Internally screening intellectual property risks across business processes, promptly identifying and handling infringing content (e.g., removal, delisting); externally processing third-party rights protection claims, escalating complex matters to the Legal Affairs Center for collaborative resolution, forming a closed-loop management system.

In addition, the Company has engaged third-party professional institutions to conduct regular monitoring and screening of activities suspected of infringing on the Company's intellectual property rights. For confirmed infringement incidents, the Company will promptly send legal letters and evaluate the applicability of litigation and other legal measures based on the severity of the infringement, resolutely protecting the Company's core intangible assets. In 2025, the Company did not experience any intellectual property violations or infringement incidents.



Intellectual Property Management

The Company strictly complies with the *Civil Code of the People's Republic of China,* the *Trademark Law of the People's Republic of China,* the *Copyright Law of the People's Republic of China,* the *Patent Law of the People's Republic of China,* the *Anti-Unfair Competition Law of the People's Republic of China*, and other applicable laws and regulations across all jurisdictions of operation, and has formulated internal management policies such as the *BOSS Zhipin Intellectual Property Protection Rules* and the *Patent Reward Management Measures* to standardize intellectual property management.

During the Reporting Period, the Company continued to advance multiple aspects of work around the intellectual property management system:

- Systematically reviewing and optimizing relevant management processes to improve internal management efficiency;

- Properly handling the registration, filing, application, and full-lifecycle maintenance of intellectual property to strengthen foundational management;

- Establishing a regular infringement monitoring mechanism to enhance the ability to identify and respond to infringement risks;

- Conducting intellectual property compliance awareness campaigns and training to further enhance employees' awareness of intellectual property protection;

- On the basis of fully soliciting input from business and legal departments, facilitating the participation of relevant Board members in decision-making on major compliance matters.

As of December 31, 2025

the Company held a total of

1,220

trademarks registered domestically and overseas

360

patents (including inventive patents and design patents)

291

copyright registrations

including

234

software copyrights



Safeguarding Proprietary Intellectual Property Rights

In 2025, building upon the existing intellectual property management system, the Company further improved measures for the maintenance and protection of its proprietary intellectual property rights.

Area	Measures
Ownership Management and Source Protection	• Strictly enforcing the system requiring employees to sign the *Intellectual Property Ownership and Confidentiality Agreement*, ensuring 100% coverage for both new and renewed signings, and clearly defining ownership of work-for-hire intellectual property; • The Legal Affairs Center dynamically updates and assigns dedicated personnel to maintain trademark, copyright, and patent registers; • During the Reporting Period, no rights lapsed due to management oversights.
Application Strategy and Proactive Defense	• The Legal Affairs Center and business departments have established a regular communication mechanism to promptly respond to trademark application needs for new projects; • Through coordination between internal monitoring and external agency partners, defensive measures such as trademark oppositions and invalidation proceedings are initiated against third-party acts of copying or imitating the Company's trademarks; • Dedicated personnel regularly track patent status and timely pay annual fees; • Intellectual property compliance reviews are initiated during new business expansion, product design, and marketing campaign planning stages.
Infringement Monitoring and Rights Enforcement	• Collaborating with third-party professional institutions to conduct regular market monitoring; • Adopting tiered response measures based on the nature of infringement; • Safeguarding the Company's core competitiveness and brand reputation through rights enforcement actions.



Respecting Third-Party Intellectual Property Rights

The Company upholds respect for the intellectual property rights of others, strengthens compliance controls, and strictly implements a "search-before-use" mechanism, conducting searches and evaluations of trademarks, materials, and other content prior to use, to identify and mitigate infringement risks at their source.

Building on this foundation, prior to launching new business initiatives and advertising campaigns, the Legal Affairs Center conducts intellectual property searches and risk assessments of designs, copywriting, and other content. In external cooperation and procurement activities, intellectual property compliance clauses are incorporated into agreements, and pre-use reviews of raw materials, software, and other items are conducted to ensure lawful and compliant sourcing.

At the same time, the Company strengthens the governance of brand counterfeiting, regularly screening platform content and promptly removing suspected infringing information. We maintain accessible complaint channels including telephone and email, processing third-party rights protection claims in accordance with established procedures, verifying rights holders' identities and evidence before taking measures such as deletion and blocking in accordance with the law. In 2025, the response rate for rights protection claims reached 100%.

In 2025

The response rate for rights protection claims reached

100%

Intellectual Property Training

To further enhance employees' awareness of intellectual property protection, the Company has conducted multi-level and targeted awareness and training programs centered on intellectual property risk prevention and compliant operations. During the Reporting Period, the Company focused on patent application practices, key intellectual property protection points in the product design process, and intellectual property review standards in daily operations, combining annual intellectual property compliance hot-spot cases and actual business needs to carry out compliance education and awareness campaigns.

For core departments such as design and operations, the Company continues to strengthen employees' intellectual property awareness, providing guidance on the compliant and licensed-use of software, images, text, and fonts, and helping employees identify potential infringement risks through case analyses to avoid unintentional infringement.

Additionally, the Company conducts one-on-one compliance guidance in conjunction with daily business issues, providing targeted risk alerts and operational advice to enhance employees' risk prevention capabilities in content creation and business execution.



RESPONSIBLE MARKETING PRACTICES

In advertising and marketing activities, the Company embeds compliance requirements into specific execution stages, with relevant departments collaboratively overseeing each stage from creative design, content review, to external publishing, to prevent marketing content from non-compliance with legal standards or engaging in deceptive practices. While ensuring communication effectiveness, the Company also regulates endorsement behaviors, information disclosure, and related content on the platform, minimizing potential risks and ensuring that marketing practices are consistent with the platform's positioning and societal expectations.

Responsible Marketing Management Structure

The Company has established an advertising and marketing compliance management mechanism involving departments such as the Marketing Department, the Public Affairs Department, and the Legal Affairs Center, conducting cross-departmental reviews and management of marketing activities. The related work is coordinated by the Advertising and Marketing Compliance Review Team, which reports regularly to the Company's CEO. Each department collaborates in reviewing and managing marketing content according to its respective responsibilities, ensuring that the Company's advertising and marketing activities comply with relevant laws, regulations, and regulatory requirements, while safeguarding the Company's brand image and social reputation.

Department	Specific Responsibilities
Marketing Department	• Responsible for reviewing marketing creative and design content, ensuring that marketing content aligns with the Company's brand positioning and overall image; • Participating in the formulation of marketing campaign promotion strategies, driving improvements in brand communication effectiveness, and enhancing the Company's market competitiveness and brand awareness.
Public Affairs Department	• Responsible for maintaining communication with government agencies, industry associations, and other external organizations, promptly understanding and conveying relevant marketing policies and regulatory requirements; • Conducting social impact assessments of marketing content, ensuring that communication content complies with public order, social morality, and ethical standards.
Legal Affairs Center	• Reviewing marketing content from a legal compliance perspective, assessing potential legal risks associated with marketing activities, ensuring that content does not infringe upon the legitimate rights and interests of others or involve illegal or harmful information, and providing legal support for the Company's advertising and marketing-related decisions.

Responsible Marketing Management

The Company strictly complies with the *Trademark Law of the People's Republic of China,* the *Advertising Law of the People's Republic of China,* the *Measures for the Administration of Internet Advertisement*, the *Beijing Advertising Publication Behavior Compliance Guidelines*, and other laws and regulations, standardizing the review and publishing process for marketing content, ensuring that all types of product promotions and marketing activities comply with regulatory requirements, legal provisions, and industry standards. The Company conduct comprehensive reviews of all advertising visuals and content, strictly prohibiting the dissemination of content related to tobacco, alcohol, weapons, and gambling, while controlling inappropriate expressions such as violence, discrimination, misleading, or false information, and fully considering requirements for the protection of minors and public safety and health. In addition, the Company regularly reviews the qualifications of endorsers and strictly controls related content, ensuring that endorsers' behaviors and advertising content comply with social ethical standards and public values, continuously building a responsible brand image.

In 2025

The Company did

not

experience any marketing activity violations or infringement incidents, including those involving advertising

Standardizing the Information Publishing Process

The Company implements standardized management of marketing information publishing, controlling key stages including the admission and engagement of advertising and marketing suppliers, and the placement of content on third-party platforms, strengthening content compliance reviews through departmental collaboration, preventing legal risks, and ensuring that marketing activities are conducted lawfully and compliantly.

Information Publishing Process	Standard Measures
Advertising and Marketing Supplier Onboarding and Engagement	• **Supplier review stage:** The Legal Affairs Center and the Procurement Department conduct compliance reviews of supplier qualifications and performance capabilities; • **Marketing creative design stage:** Public Affairs, Government Affairs, and the Legal Affairs Center review marketing content from different perspectives, ensuring compliance with laws, regulations, and relevant standards; • **Contract signing stage:** The Legal Affairs Center reviews contract legal risks and specifies supplier service requirements, forming an end-to-end management loop covering supplier selection, content production, and placement execution.
Advertising and Marketing Content Placement on Third-Party Publishing Platforms	• **Advertising placement compliance management:** The Company strengthens compliance review mechanisms during the advertising placement process, with the Legal Affairs Center conducting reviews at the product development, creative design, and marketing stages. The Company also provides relevant supporting documentation as required by regulators and platforms, and content may only be published after passing review; • **Endorser advertising behavior review management:** Establishing an endorser performance assurance mechanism, requiring endorsers to actually use the products they endorse, and specifying professional conduct requirements in contracts to regulate endorsement behavior.

Strengthening Advertising Content Review

The Company requires recruiters to comply with the *Recruitment Behavior Management Regulations,* prohibiting the publication of marketing-type advertising content on the platform, and conducting compliance reviews of recruitment information, company profiles, and other content. In 2025, the Company's review mechanism has covered all published content, with prioritized re-verification of high-exposure content to strengthen compliance management.

At the same time, the Company has improved its sensitive word filtering mechanism, screening and intercepting illegal and non-compliant vocabulary, and strengthening reviews through a combination of machine recognition and manual re-verification. For recruitment information in key industries, we have leveraged AI-driven automated moderation to improve review efficiency and ensure content compliance with laws, regulations, and platform requirements.



GROWING WITH EMPLOYEES

KANZHUN regards talent as the driving force behind achieving its strategic objectives, and continues to improve its employee rights protection system, strengthen talent development mechanisms, safeguard employees' health and wellbeing, foster an inclusive and diverse corporate culture, and create a fair and healthy work environment.

03

PROTECTING EMPLOYEES' RIGHTS AND INTERESTS

The Company places the protection of employees' legitimate rights and interests as its top priority, strictly complying with the *Labor Law of the People's Republic of China,* the *Labor Contract Law of the People's Republic of China,* the *Social Insurance Law of the People's Republic of China*, and other laws and regulations, comprehensively standardizing labor and employment management, and effectively safeguarding employee rights.

Compliant Employment

The Company has formulated and implemented internal policies such as the *Recruitment and Hiring Rules* and the *Intern Management System*, providing training for recruitment personnel and regularly auditing recruitment practices to ensure a compliant and transparent recruitment process. During the recruitment process, the Company explicitly requires and strictly verifies the authenticity of new employees' information. Prior to onboarding, we verify the identity qualifications of incoming employees in accordance with the *KANZHUN LIMITED Background Investigation Management System*, after obtaining the individual's authorization, to eliminate the employment of child labor at the source. We fully respect employees' wishes, have established a labor rights protection system, and based on the principle of voluntary employment, clearly define working hour standards through written contracts with employees to prevent forced labor.

The Company complies with the *Law of the People's Republic of China on the Protection of Women's Rights and Interests,* the *Law of the People's Republic of China on the Protection of Minors,* the *Regulations on the Prohibition of the Use of Child Labor,* and other laws and regulations, and has formulated internal policies such as the *Background Check Management System of Kanzhun Limited* to comprehensively protect labor rights. We conduct annual internal reviews of labor rights protection to comprehensively evaluate the Company's compliance performance in adhering to human rights laws and regulations, and after the review process, we continue to follow up on the rectification and implementation efforts of responsible departments. If violations are found, the Company will impose appropriate disciplinary action on the responsible persons in accordance with the *Disciplinary Rules for Labor Practices,* and will provide necessary remedial measures to affected parties to ensure fairness and impartiality in the process. In the event of child labor being employed, the Company will immediately cease their work, report to the local government authority, and implement the corresponding remediation plan. The Company does not employ child labor.

> We solemnly pledge to continuously improve relevant policies and management practices while safeguarding the basic rights of all employees:
>
> - Ensuring that compensation levels meet or exceed living cost benchmarks, promoting equal pay for equal work, and regularly monitoring the gender pay gap;
> - Providing paid annual leave in accordance with the law and actively implementing;
> - Setting reasonable working hours, strengthening overtime management, and ensuring that overtime is appropriately compensated;
> - Fulfilling consultation and notification procedures in accordance with the law prior to large-scale termination of labor contracts;
> - Communicating regularly with employee representatives on working conditions and related matters;
> - Actively expanding employee benefit coverage beyond statutory social security provisions;
> - Providing training and retraining support to help employees cope with the impacts of industrial transformation and climate change, as applicable;
>
> At the same time, we encourage our partners and contractors to jointly comply with the relevant labor rights protection requirements.

The Company maintains a zero-tolerance stance toward any form of discrimination, and has published the *Statement Against Workplace Discrimination and Workplace Sexual Harassment* and the *KANZHUN Group Workplace Sexual Harassment Prevention System*, clearly defining the reporting, investigation, and handling procedures for workplace sexual harassment, and providing protections for whistleblowers. Employees who experience or witness such incidents may report them through multiple channels, either by name or anonymously, to their direct supervisor or other management personnel. Once verified, the Company will impose disciplinary action on the violators in accordance with regulations, and promptly provide necessary support and remediation to affected parties, ensuring fair and just treatment for all employees. Additionally, we regularly conduct anti-discrimination and anti-harassment training for employees, and actively promote awareness campaigns against workplace sexual harassment, enhancing employees' self-protection awareness. During the Reporting Period, no discrimination or harassment incidents occurred.

Statement Against Workplace Discrimination and Workplace Sexual Harassment

Against workplace discrimination is a fundamental right enjoyed by workers in accordance with the law. Workers shall not be discriminated against on the basis of ethnicity, race, gender, religious belief, age, illness, geographic origin, disability, marital or childbearing status, or any other unreasonable grounds. The Company is committed to providing employees with a comfortable, equitable, and safe workplace environment, and hereby solemnly declares:

The Company opposes workplace discrimination

- The Company shall not unfairly treatment of employees based on factors unrelated to work in scenarios such as task assignment, probation assessment, performance appraisal, and compensation and benefits. In special circumstances, the Company shall provide eligible employees with labor protection no less than the legally mandated standards.

The Company opposes workplace sexual harassment

- The Company opposes any form of workplace sexual harassment conducted through verbal, written, visual, or physical means, as well as any behavior that shows disrespect to others.

Workforce Diversity Policy

During the Reporting Period, the Company adopted the *Workforce Diversity Policy* which outlines the Company's approach and commitment to inclusion and diversity in the workforce (including senior management). The Company is committed to fostering an inclusive, diverse, and supportive workplace where all employees, regardless of gender, age, family status, race, ethnicity, religion, sexual orientation, gender identity, disability or other characteristics protected by applicable laws, are valued, respected, and treated fairly with equal access to opportunities. All employment-related decisions by the Company should be made based on merit, free from any form of bias or discrimination. Qualifications, experience, skills, potential and performance are the primary factors considered by the Company in employment, compensation, development and promotion. The Company commits to upholding diversity of gender, background, skills and experience across our workforce, maintaining an appropriate level of female staff and ensuring strong female representation at the management level.

Human Rights Protection

KANZHUN upholds high ethical standards in its business operations, ensuring that all business activities respect and protect human rights. We actively uphold the *Universal Declaration of Human Rights*, the *International Covenant on Economic, Social and Cultural Rights*, the *United Nations Guiding Principles on Business and Human Rights,* and the *Declaration on Fundamental Principles and Rights at Work* formulated by the International Labour Organization, and continue to improve our human rights protection system. The Company firmly opposes human trafficking, forced labor, and any form of child labor employment, respects employees' right to freedom of association and the collective bargaining rights of trade unions. We always adhere to the principles of equality and inclusiveness, respecting employees of different cultural backgrounds and conditions, including women, persons with disabilities, and ethnic minorities, ensuring equal treatment for all employees. At the same time, we require our partners and suppliers to comply with human rights regulations and encourage them to develop similar policies, ensuring that overall business activities genuinely respect and uphold human rights, and jointly building a diverse, equitable, and harmonious work environment. During the Reporting Period, no human rights violations occurred.

TALENT DEVELOPMENT STRATEGY

The Company conducts talent inventory exercises for key department employees in alignment with business development and strategic direction. Through key stages including formulating talent strategies, conducting talent assessments, analyzing inventory results, and driving strategy implementation, we ensure that talent reserves remain dynamically aligned with the Company's business strategy.

KANZHUN Talent Inventory Process



Talent Strategy

- Formulating the Company's long-term talent development strategic blueprint
- Identifying the key capabilities and positions required for the Company's development



Talent Assessment

- Analyzing the external talent market supply
- Reviewing and analyzing internal employee composition, performance, values, growth potential, and other dimensions to assess the internal talent pool



Inventory Results

- Formulating human resources strategies
- Developing long-term human resource plans and development programs



Strategy Implementation

- Selection: Attracting High-Quality Talents
- Utilization: Optimizing Talent-to-Role Matching
- Education: Supporting Talent Development
- Retention: Deepening Talent Retention

Selection: Attracting High-Quality Talents

The Company implements a goal-oriented talent recruitment plan in accordance with its human resources strategy and talent development blueprint, focusing on attracting quality talent that meets the Company's business development needs. We continuously update the *Internal Referral Management System,* streamlining recruitment channels such as internal referrals, improving internal referral incentive mechanisms, and enhancing employees' awareness and enthusiasm for internal referrals. At the same time, through diversified pathways such as intern conversion and internal employee transfers, we continuously optimize talent allocation efficiency, helping the Company achieve higher-quality and more rational talent placement.

KANZHUN Talent Recruitment Programs

Social Recruitment	• We assemble recruitment project teams comprising HR, business, and other departments based on different business needs, decompose recruitment needs based on actual business requirements, define talent profiles, and improve the matching between positions and talent. We also introduce AI into recruitment, optimizing talent screening methods, leveraging AI interviews to enhance recruitment efficiency, and using digital tools to improve the interview process and candidate experience.
Campus Recruitment	• We conduct a series of recruitment events targeting outstanding graduates globally, and have launched campus public welfare projects providing resume coaching, mock interviews, and internship green channels. During the "2026 Campus Recruitment" drive, the Company organized online presentations for overseas institutions, expanded 'Campus Ambassador' partner schools, and enhanced interaction efficiency with students and overall recruitment effectiveness through digital means such as AI interviews.
Management Trainee Recruitment	• We have established a management trainee program, with positions covering business and functional tracks, to cultivate and reserve outstanding talent for the Company.
Internship Program	• We conduct internship programs for outstanding university students globally, providing formal employment opportunities for top performers. During the internship phase, we proactively develop talent in alignment with the Company's talent profiles and conduct targeted selection.
Internal Transfer	• We have formulated the *Internal Transfer Rules*, establishing an internal talent mobility mechanism that encourages employee internal transfers and mobility, supporting employees in finding more suitable career positioning and development directions. After the HR department posts position needs on the internal platform, employees may independently apply for transfers based on qualification standards, broadening employee development channels while activating internal talent resources and strengthening inter-position talent exchange and business synergy. In 2025, the Company successfully facilitated 448 employees in completing internal transfers.

The Company attracts R&D, management, sales, and other types of quality talent through diversified channels and strategies, continuously enriching and optimizing the Company's talent reserve structure.

KANZHUN Talent Recruitment Targets

Recruitment Target	Recruitment Objective	Recruitment Channel
R&D Talent	Recruiting professionals in AI, deep learning, recommendation algorithms, and other fields, continuously driving the Company's technological innovation and development.	• Intern Conversion • Campus Recruitment • Social Recruitment
Management Talent	Strengthening talent reserves, improving the alignment between talent and positions, to support the Company's strategic development and business objectives.	• Management Trainee Program • Social Recruitment
Sales Talent	Building a sales team with diverse backgrounds and experience to further expand business.	• Intern Conversion • Campus Recruitment • Social Recruitment

2025[3] Employee Composition Statistics[4]

Indicator		Unit	2025
Total number of employees		Person	4,541
Number of employees by employment type[5]	Number of full-time employees	Person	4,465
	Number of part-time employees[6]	Person	76
Number of full-time employees by gender	Male employees	Person	2,303
	Female employees	Person	2,162
Number of full-time employees by age group	30 and below	Person	3,204
	31-50	Person	1,257
	51 and above	Person	4
Number of full-time employees by management level	Senior management	Person	11
	Middle management	Person	57
	Junior management	Person	602
	General employees	Person	3,795
Number of full-time employees by region	Chinese Mainland	Person	4,447
	Hong Kong, Macao and Taiwan	Person	16
	Overseas (excl. Chinese Mainland, HK, Macao and Taiwan)	Person	2
Number of full-time employees by ethnicity	Ethnic minority employees	Person	304
	Non-ethnic minority employees	Person	4,161
Management by ethnicity	Ethnic minority management	Person	33
	Non-ethnic minority management	Person	637
Total number of new employees		Person	1,181
Number of new employees by gender	Male	Person	565
	Female	Person	616
Number of new employees by age group	30 and below	Person	1,130
	31-50	Person	51
	51 and above	Person	0

[3] The data in this table represents the employee information as of December 31, 2025.

[4] The reporting scope of this report remains consistent with that of 2024. Employee-related data and metrics currently do not include personnel from subsidiaries newly acquired in 2024.

[5] The statistical scope of employee metrics, except for the total number of company employees, includes only full-time employees.

[6] Part-time employees include consultants, interns, etc.

	Indicator	Unit	2025
Number of new employees by ethnicity	Ethnic minority new employees	Person	99
	Non-ethnic minority new employees	Person	1,082
Percentage of female employees		%	48.42
Percentage of female employees in all managerial positions		%	41.79
Percentage of female employees by management level	Percentage of female employees in mid- to senior-managerial positions[7]	%	27.94
	Percentage of female employees in junior managerial positions[8]	%	43.36
Percentage of female employees by function	Female employees in revenue-generating positions	%	43.55
Percentage of ethnic minority employees		%	6.81
Percentage of ethnic minorities in all managerial positions		%	4.93
Percentage of employees with disabilities		%	0.90

	Indicator	Unit	2025
Employee turnover rate[9]		%	21.67
Employee turnover rate by gender	Male employee turnover rate	%	20.37
	Female employee turnover rate	%	23.01
Employee turnover rate by age	Turnover rate for employees aged 30 and below	%	26.28
	Turnover rate for employees aged 31-50	%	6.75
	Turnover rate for employees aged 51 and above	%	33.33
Employee turnover rate by region	Chinese Mainland employee turnover rate	%	21.58
	HK, Macao and Taiwan employee turnover rate	%	38.46
	Overseas employee turnover rate	%	33.33
Percentage of open positions filled by internal candidates (internal hires)		%	3.58

[7] Mid-to-Senior Level management: Mid-level management refers to department team leaders; senior management includes executives, directors, and vice presidents.

[8] Junior managerial positions refer to business department leaders, sales team leaders, and sales team directors.

[9] The statistical scope of employee turnover rate indicator only includes full-time employees: Employee turnover rate = number of full-time employees who voluntarily resigned during the reporting period ÷ (number of full-time employees at the end of the reporting period + number of full-time employees who voluntarily resigned during the reporting period) × 100%.

Utilization: Optimizing Talent-to-Role Matching

KANZHUN has established fair and transparent promotion pathways, supporting employees' diversified career development paths, and through objective assessment of work performance, driving mutual growth between employees and the Company.

Employee Promotion

The Company has formulated and published the *Trainee Period Management System*, comprehensively standardizing employee promotion criteria and procedures. We have built a job grading system aligned with the Company's development needs, establishing dual-track development pathways of "Management" and "Professional", allowing employees to choose or adjust their development direction based on personal preference and capability strengths, broadening their career horizons.



KANZHUN Employee Career Development Channels

The Company has established Professional Working Teams for each professional sequence, conducting fair, just, and open assessments and feedback on the work performance and professional skills of all employees annually, thereby determining employees' professional grades, recognizing their professional capabilities, encouraging continuous improvement, and providing professional development guidance, achieving precise employee empowerment and career navigation.

At the same time, the Company continues to implement talent succession planning, encouraging internal selection of management cadres and building a management talent reserve pool to support the long-term and stable development of the Company's business. We have opened management position competitions to all employees on multiple occasions, identifying and evaluating outstanding talent with leadership potential who align with the Company's values, and providing them with pathways to promotion to management positions. All employees may voluntarily apply for the competition, achieving comprehensive development of personal value and professional competency.

Employee Performance Appraisal

In accordance with the *Performance Management System* and the *Rules for Evaluation during the Trainee Period,* the Company continuously evaluates employee performance and provides timely feedback. We have established an online performance management platform where employees can independently query their assessment results and scores on various indicators, enhancing assessment transparency while helping employees continuously improve their work performance through performance feedback, forming an efficient performance management closed-loop. The platform also facilitates the retention and tracking of performance data, supporting the convenient and efficient conduct of performance appraisal work. In 2025, we implemented performance appraisals for all full-time employees through agile dialogues[10], "360-degree" evaluations, team performance reviews, and objectives and key results (OKR) assessments, achieving a 100% employee performance appraisal coverage rate.



KANZHUN Employee Performance Appraisal Mechanism

Routine Assessment

- We conduct performance management and routine assessments for all employees in flexible and diverse forms based on departmental and position characteristics.

- For sales and customer service departments, the Company adopts monthly and quarterly KPI assessment mechanisms, where managers and employees jointly set key performance indicators, evaluate performance at the end of each month and quarter, and apply the results to performance-based pay calculations.

- For R&D and functional departments, the Company adopts the OKR management method, where managers and employees jointly determine annual OKR at the beginning of the year, decompose them into quarterly and monthly goals, and regularly review and debrief, providing timely feedback and coaching on issues encountered during execution, supporting employees in achieving their established goals.

Annual Assessment

- The Company conducts an annual performance evaluation at the end of each year, comprehensively evaluating employee performance from two dimensions: performance and values. Through "360-degree" evaluation, direct supervisors combine feedback from the employees themselves, collaborating parties, and subordinates to provide a comprehensive assessment of employees' performance achievements and values-based behavior. Assessment results serve as an important basis for performance feedback, assisting employees in continuously optimizing their personal performance. At the same time, the Company conducts team performance assessments to promote collaborative team growth. During the year, all employees participated in the annual assessment, and the "360-degree" evaluation and peer ranking mechanism covered all full-time employees.

Probationary and Trainee Period Assessment

- For probationary and trainee employees, managers discuss and formulate phased work objectives with employees based on position requirements and team tasks, serving as the assessment basis for confirmation of employment. At the end of the assessment period, the Company's performance management system automatically generates an assessment summary, allowing managers to review employee work results and complete assessments scientifically and efficiently. During the year, the performance appraisal system has achieved nearly full coverage of all probationary and trainee employees.

---

[10] Agile dialogue refers to an unstructured approach to managing employee performance and development throughout the year.

Education: Supporting Talent Development

Based on its own and society's talent development strategies, the Company continues to focus on employees' long-term career growth, continuously improving the talent development system, forming a progressive training pathway from foundational skills to professional depth, and driving mutual development between employees and the Company.

KANZHUN Talent Development System

Course System

- Based on the knowledge, capabilities, and quality requirements for employees at different development stages, four major course systems have been established: culture, business, general, and management.

Internal Trainer System

- Full-time employees from various business departments are certified as internal trainers, responsible for developing and teaching departmental professional courses based on business development needs, serving as one of the effective pathways for internal professional knowledge accumulation and dissemination.

Learning Platform

- A self-developed online learning platform suitable for internal employees, providing document-based and video-based courses, meeting employee learning needs, and supporting online examinations to verify learning outcomes.

Platform Operation

- The Company's Learning and Development Group serves as the operator of the learning platform, responsible for enhancing platform functionality, maintaining online courses, conducting course inventories, ensuring course effectiveness, compiling learning statistics, and organizing online learning activities.

The Company upholds a "people-oriented" education philosophy, and has formulated policy documents such as the *BZL Talent Training System Course Management System (For Trial Implementation),* the *General Competency Training Demand Project Requirements (For Trial Implementation),* the *Talent Training System Course Inventory Rules,* and the *Internal Lecturer Management System*. In 2025, the Company continued to optimize its talent development system, providing personalized and customized training plans for managers, current employees, and new employees respectively, empowering employees' continuous growth.



Target
Course System
Talent Development Program
Manager
Frontline Manager Course (TL, Section chief level)
General Competency - Level 4
Management Charging Stations
Current Employee
Professional Track Sharing Session
Professional Track Specialized Course
Talent Cultivation Certified Course
General Competency - Level 2 and 3
New Employee Guides Program
New Employee
Campus-recruited New Employee Course
Socially-recruited New Employee Course
General Competency - Level 1
The Dandelion Program
The Campus Recruitment Training
Corporate Culture
General (Skills, Tools)
Interviewer Certification Program
Internal Trainer Certification Program
Cornerstone Program

KANZHUN Training Development System

We have built a "4+2" talent training system, providing a flexible and comprehensive learning platform for all full-time employees, part-time employees, creating a diversified learning experience. Additionally, systematically trained mentors are assigned to new employees to support their interpersonal and work integration.

Four Main Areas of the Training System

Corporate Culture

- Promoting corporate culture and values to all employees, helping employees understand the Company's development history, code of conduct, and business objectives.

Business Competency

- Teaching knowledge and skills related to positions, combined with practical experience sharing. Developing corresponding standard courses aligned with position competency requirements, empowering employees across all tracks, and continuously improving personal business capabilities.

General Competency

- Based on the Company's talent philosophy, developing courses and training around five areas: communication and expression, execution, teamwork, pursuit of excellence, and logical analysis, comprehensively enhancing employees' general capabilities.

Leadership Development

- Combined with training camp formats, enhancing employees' management skills, providing practical management tools, meeting the capability enhancement needs of managers at different levels, and cultivating leadership.

Two Types of Training Delivery Channels

Online Training

We have built a self-developed online learning platform, continuously expanding company-level, departmental-level, and public course resources, creating a content-rich internal course knowledge base, and actively encouraging employees to engage in self-directed learning. In 2025, the learning platform has launched 155 online courses, covering all stages from introductory training to advanced capability enhancement.

Offline Training

We provide employees with diverse training formats including face-to-face instruction, sharing sessions, conceptual teaching, and hands-on practice to enhance training effectiveness. KANZHUN's branch offices all have dedicated training positions. In 2025, the Company has offered a total of 272 courses, covering the full-stage development pathway from new employee onboarding training to management leadership enhancement.

In addition, the Company has systematically planned to encourage employees to pursue continuous professional development, committed to providing degree programs and professional certification support to help employees enhance their personal capabilities and unlock greater potential value. In 2025, to promote the cultivation and development of management cadres, the Company continued to advance the "Excellence Study Plan" for mid-to-senior management and core employees, allowing employees to apply for full-time study at renowned domestic and international universities.

Through the coordinated advancement of various programs, we have built a comprehensive talent development system to help new employees quickly integrate into the work environment, support current employees in enhancing their business capabilities, and drive managers at all levels to strengthen their management competencies.

New Employee Training

The Company attaches great importance to the growth and development of new employees after onboarding, launching a series of new employee training programs to help new employees quickly adapt to the work environment during their initial period. In 2025, the Company designed targeted training plans for campus-recruited, socially-recruited, and sales new employees respectively, with annual cumulative new employee training participation reaching a total of 19,944 person-times.

New Employee Training

The Dandelion Program	• **Training Target:** New employees from public recruitment • **Training Content:** The Company assigns career coaches to new employees, providing training in corporate culture, management standards, and business capabilities, helping new employees adapt to the work pace and quickly get up to speed. • **Highlight:** In 2025, the Dandelion Program helped 702 new employees successfully complete their probation.
Campus Recruitment Training	• **Training Target:** Campus-recruited new employees • **Training Content:** To identify young high-potential talent, the Company has launched the Campus Recruitment Training Program, designed to select young talent who align with the Company's values and can work independently. The program consists of three phases, where new employees, under the guidance of professional mentors, progressively enhance their overall qualities and capabilities through comprehensive development of general, professional, and leadership skills. • **Highlight:** In 2025, the Campus Recruitment Training Program ran 5 concurrent cohorts, training 104 participants, of whom 43 achieved professional-level advancement.
Sales Bootcamp	• **Training Target:** New sales department employees • **Training Content:** Conducting the "Three Gates" new training camp of "Into the Industry, Into the Company, Into the Position," covering cultural integration, product knowledge, and business skills. Through courses, exercises, games, and practical training, new employees systematically learn professional knowledge. • **Highlight:** In 2025, we conducted 21 sales bootcamp sessions with 17,225 person-times.

Campus Recruitment Training Program Completion

Professional Skills Enhancement Training

The Company continues to focus on employee career development, building training resources around actual needs in business practice and future development challenges. In 2025, leveraging programs such as the Cornerstone Program, online business training, and sales skills training, we assisted current employees in continuously improving their general and professional skills.

Professional Skills Enhancement Training

Cornerstone Program	• **Training Target:** All current employees • **Training Content:** To enhance employees' overall quality and enable them to be competent in their positions, the Company launched the Cornerstone Program to help employees improve their "General Competency," building a general competency course system comprising 3 major categories and 15 courses based on different positions and levels. We set up training processes including online experience, offline interaction, case collection, experience sharing, and group competitions to help employees better master knowledge and skills. • **Highlight:** In 2025, a total of 522 person-times participated in online and offline general training programs.
Knowledge, Skills, and Quality Improvement Courses	• **Training Target:** All current employees • **Training Content:** Covering cutting-edge technology developments, product methodologies, industry trends, and other hot topics. While helping employees across all tracks improve their professional capabilities, it effectively promotes sharing and exchange among employees. • **Highlight:** As of the end of 2025, the Company's learning platform has launched 98 online and 261 offline business courses, all developed by internal trainers and business experts. Online courses attracted over 3,930 person-times of learning, and offline courses attracted 50,890 person-times; during the Reporting Period, 20 new courses were launched with 1,576 learners.
Sales Upskilling Training	• **Training Target:** Sales employees across all business lines • **Training Content:** Conducting sales skills enhancement training based on customer characteristics and needs. • **Highlight:** In 2025, the Company set mandatory courses by sales stage within business lines. Sales employees are required to complete two standard courses and pass knowledge assessments during their 4th-6th months of employment, combined with offline practical application to ensure solid mastery of foundational sales skills. Sales employees with 12+ months tenure are required to complete three advanced courses and assessments within 3 months.

Leadership Training

The Company emphasizes the cultivation of employees' management capabilities, establishing a management talent pipeline development mechanism, and launching succession talent training programs such as the "Management Charging Stations", providing focused attention to employees willing to pursue deeper development in management positions as the Company's reserve force, building a management talent pipeline for the Company's continued operations.

Leadership Training

Management Charging Stations	• **Training Target:** Front-line managers • **Training Content:** Based on the manager competency "Three Essentials of Team Leader" model, the Company provides training covering core areas such as management role awareness, goal management, performance management, and employee motivation, aligning management philosophies with corporate strategy and values. Training employs methods including online self-study, offline instruction, practical learning, and management consulting, helping managers broaden their horizons, develop practical skills, and apply what they learn in their actual work, continuously optimizing management practices. • **Highlight:** In 2025, the program trained 87 front-line managers, among whom 7 received outstanding student recognition for their excellent performance.



Front-line Managers Cultivation

Other Training

To enhance employees' training, interview, and workplace coaching capabilities, the Company has built a comprehensive certification system based on practical experience, covering Internal Trainer Certification, Interviewer Certification, and BOSS Zhipin New Employee Coach (Guide) Certification, comprehensively empowering professional talent.

Other Training

Internal Trainer Certification

- **Training Target:** All current employees
- **Training Content:** We continuously improve the internal trainer development system, developing internal trainer certification courses and systems, providing internal certification for trainers at different levels and in different professional fields, empowering business experts, and achieving the extraction, accumulation, and transmission of professional knowledge.
- **Highlight:** As of the end of 2025, the Company had 41 certified internal trainers on active duty, including 39 junior and 2 intermediate internal trainers. They delivered 160 offline courses, accounting for 58.8% of the total course volume, revised 60 courses, and accumulated 502 hours of instruction, covering 2,264 person-times.

Interviewer Certification

- **Training Target:** All current employees
- **Training Content:** We continuously improve the interviewer development system, publishing the Interviewer Handbook as a reference tool, and upgrading online course series based on the Company's actual operating conditions to help interviewers improve their interview capabilities.
- **Highlight:** As of the end of 2025, a total of 747 employees participated in the interviewer certification online video courses, with 32 obtaining certification, covering 4 professional tracks.

BOSS Zhipin New Employee Coach (Guide) Certification

- **Training Target:** All current employees
- **Training Content:** The Direct New Employee Coach (Guide) is designed to help probationary employees integrate into teams and familiarize themselves with work content, achieving probationary period objectives. We have established comprehensive development and certification mechanisms for Guides, empowering Guides to achieve all-around improvement in theory, practice, and workplace coaching.
- **Highlight:** As of the end of 2025, a total of 185 employees participated in the Guide certification online video courses, with 29 obtaining certification. A total of 424 employees who were trained under Guide successfully completed their probation.



2025 Employee Training Performance

Employee Training[11] Indicator		Unit	2025
Percentage of full-time employees trained		%	100
Trained full-time employees by gender	Male employees	%	100
	Female employees	%	100
Trained full-time employees by management level	Senior management	%	100
	Middle management	%	100
	Junior management	%	100
Average employee training hours		Hours	14.89
Average full-time employee training hours by gender	Male employees	Hours	14.65
	Female employees	Hours	15.13
Average full-time employee training hours by management level	Mid-to-Senior level management	Hours	3.59
	Junior management	Hours	7.27
	General employees	Hours	16.30

Retention: Deepening Talent Retention

The Company continues to improve its compensation and performance mechanisms, providing diversified benefits covering physical and mental health, work-life balance, and career development, creating a warm and healthy work environment for employees.

Compensation and Incentives

The Company upholds the principle of equal pay for equal work, and in accordance with the *Compensation and Bonus System,* and the *Rewards and Labor Discipline Regulations,* combining employee grade, position value, and personal capability, has established a compensation system that balances internal fairness with market competitiveness. With performance contribution as the core, we dynamically adjust incentive intensity and compensation growth rates, and through year-end bonuses and company-level honors such as the "CEO Commendation Award" and "Special Contribution Award," we share development outcomes with employees, continuously stimulating team momentum.

The Company has established a long-term incentive mechanism to empower rapid employee development. The Company has implemented the latest *Equity Incentive Plan,* granting equity incentives to employees who have made outstanding contributions to the Company's sustained growth, achieving co-creation of value between individuals and the enterprise. For details, please refer to the Company's 2025 Annual Report.

As of the date of this report, the Company has not incorporated climate-related considerations into the remuneration assessment criteria for directors and senior management. The Company will continue to monitor climate-related disclosure requirements and, in light of its business development and management needs, will assess in due course the feasibility of incorporating climate-related factors into the relevant remuneration policies.

Benefits and Care

The Company continues to improve its employee benefits system, ensuring that benefits cover all employees. Building on the comprehensive legal protection of social insurance and housing provident fund contributions and statutory leave for all employees, we further expand diversified non-monetary benefits, comprehensively enhancing employees' sense of belonging and happiness.

---

[11] The statistical scope of employee training indicators only includes full-time employees.

KANZHUN Employee Non-Monetary Benefits

Basic Benefits	• **Reasonable Leave:** The Company has formulated and fully implemented the *Leave System*, continuously improving the employee benefits system, committed to enhancing employees' sense of belonging and happiness. • **Supplementary Insurance:** In addition to legally providing social insurance and housing provident fund for all full-time employees, the Company additionally provides supplementary commercial medical insurance. • **Free Health Check-ups:** We provide free annual health check-ups for all full-time employees. • **Support and Assistance:** The Company has established an Employee Charitable Foundation, providing serious illness care, holiday condolences, and emergency assistance for employees, effectively helping employees through difficulties. • **Flexible Working Hours:** The Company provides flexible working hours to support employees in achieving autonomy in managing the balance between work and personal life, while respecting their family responsibilities and personal development needs.
Celebratory Activities	• **Holiday and Birthday Activities:** The Company distributes customized gifts, organizes themed lucky draws, and other activities during traditional festivals, employee birthdays, and tenure anniversary milestones, conveying warm corporate care. • **Team Building and Cultural Activities:** Regularly organizing diverse sports and cultural activities such as outdoor team building, Youth Day events, and overseas team building trips, helping employees relax and relieve stress outside of work. • **Anniversary Rewards:** During the Company's anniversary celebrations, corresponding gifts are given based on employee tenure, expressing gratitude for employees' long-term dedication and contributions.
Diverse Care	• **Female Employee Care:** We care about female employees' health, providing additional paid menstrual leave for female employees. We fully consider employee needs, providing pregnancy check-up leave, maternity leave and paternity leave, nursing leave, childcare leave, and special allowances for working mothers. • **Ethnic Minority Employee Care:** We respect the religious beliefs and cultures of employees from different ethnic backgrounds, providing religious holiday leave for ethnic minority employees. • **Veteran Care:** We actively support veteran employment, offering positions in risk management, quality control, administration, and security.
Health Assurance	• **Health Facilities:** The Company has a total of 2,000 square meters of fitness facilities nationwide, and has established the People Health Care Center (PHCC), provided customized health activity management courses including personal training, group classes, and rehabilitation therapy, and promoting health knowledge. In 2025, PHCC organized approximately 5,402 hours of offline group classes and team building courses, attracting 2,389 employees to fitness courses, with cumulative service of 71,873 person-times. Additionally, PHCC published 65 health-related new media posts during the year. • **Psychological Care:** We consistently care about employees' mental health, establishing the Psychological Service Care Center (PSCC). PSCC comprises professional counselors providing high-quality mental and physical health services, including one-on-one psychological counseling, management consulting, customized departmental courses, management training courses, experiential group counseling activities, and themed activities, to enhance employees' well-being capabilities and inspire happiness experiences; serving managers and organizational growth, and promoting sustainable enterprise development. In 2025, PSCC conducted 40 group counseling sessions, 30 departmental training sessions, 1 community event, and 3 open classes, cumulatively serving approximately 1,500 employee person-times.




Strength Training Area



Women's Training Area

Health and Safety

The Company strictly complies with the *Law of the People's Republic of China on the Prevention and Control of Occupational Diseases,* the *Fire Protection Law of the People's Republic of China,* the *Work Safety Law of the People's Republic of China,* the *Regulation on Work-Related Injury Insurance*, and other laws and regulations, and has formulated and implemented the Fire Safety Management System covering all departments, external suppliers, and contractors. Senior management serves as the highest decision-making body for occupational health and safety, comprehensively supervising the construction and operation of the workplace health and safety management system, and is committed to creating a safe and comfortable work environment for employees. In 2025, Beijing Huapin Borui Network Technology Co., Ltd. obtained the ISO 45001 Occupational Health and Safety Management System Certification.


职业健康安全管理体系认证证书
北京华品博睿网络技术有限公司
GB/T45001-2020/ISO45001:2018 标准
与行政许可范围内人力资源服务
相关的职业健康安全管理活动

ISO 45001 Occupational Health and Safety Management System Certification

In accordance with the *Fire Safety Management System*, the Company has established a dedicated safety management team responsible for setting safety priorities and plans, which are then reported to the senior management of the Company. Workplace safety officers have been assigned at all office locations to continuously strengthen daily safety management. Meanwhile, through regular collection of employee feedback, we continuously optimize the safety management system and regularly conduct occupational health and safety consultations with employees and worker representatives to ensure effective employee participation throughout the safety management process.

The Company regularly conducts occupational health and safety risk identification and assessment at office premises, establishes control priority lists based on risk levels, and implements targeted prevention and control measures to effectively safeguard employees' physical and mental health and safety. We regularly organize specialized training on fire safety, fire extinguisher use, and emergency first aid for all employees, enhancing employees' core safety capabilities in risk identification, initial response, and emergency evacuation. In 2025, we conducted focused fire safety training and workplace safety hazard inspection training for safety officers at the Beijing headquarters, further enhancing their professional knowledge, competency, and emergency response capabilities.

2025 Occupational Health and Safety Performance

Health & Safety Indicator	Unit	2025
Number of work-related fatalities	person	0
Work-related fatality rate	%	0
Number of lost workdays due to work-related injuries	day	577
Employee absenteeism rate[12]	%	0.76



[12] Employee Absenteeism Rate: The proportion of absent days (including personal and sick leave) to scheduled working days for all full-time Company employees in 2025.

Communication and Grievance

The Company continues to improve its employee communication mechanisms, establishing smooth, confidential, and diversified grievance and feedback channels, promising strict confidentiality for complainants and their information, and taking necessary measures to protect the personal safety and legitimate rights and interests of complainants. In 2025, all employee feedback received by the Company was fully processed and properly resolved.

Employee grievance and handling process

Coverage：	• The Company welcomes complaints from all employees (including full-time employee, interns, part-time employees, and contract workers) regarding violations of labor rights and other human resources-related issues.
Reporting channel:	• All employees of the Company can lodge grievances through channels such as the Human Resources Department and the labor union, using methods like oral communication, email, or the internal app.
Acceptance process:	• If an employee has any objections to the payment of salary or performance bonuses, they may consult or lodge a complaint with the Human Resources Department via email within 3 working days of receiving their payslip. The compensation team will be responsible for handling and responding to the complaint. Upon receiving the complaint, the Company will verify and investigate it in accordance with the *Leave Policy, Attendance Policy*, and *Salary and Bonus Policy*, and provide feedback within 5 working days to ensure that the employee's concerns are addressed promptly and fairly. Regarding sexual harassment in the workplace, the Women's Committee affiliated with the Company's labor union is responsible for coordinating and leading the efforts. The Administrative Service Center is responsible for establishing and implementing security measures, while the Talent Development Center is responsible for conducting educational and training activities to prevent and stop sexual harassment. Depending on the severity of the situation, the Company will take measures such as warnings, criticisms, or terminating the labor contract against offenders.
Complainant protection mechanism:	• We strictly keep confidential the personal information and complaint content of the complainant, safeguarding the complainant's legitimate rights and interests. We will ensure that the complainant will not suffer any unfair dismissal, retaliation, or unauthorized disciplinary action due to the complaint.

To understand employees' work experience and needs, the Company conducts quarterly organizational vitality surveys for all employees, where employees can provide feedback and suggestions on work environment, work experience, value alignment, and company development through online questionnaires. The Company analyzes the survey results and formulates targeted improvement measures accordingly. In 2025, the vitality survey attracted cumulative participation of 2,685 person-times, with 89% of employees giving positive feedback in the survey, showing a stable trend in overall satisfaction and organizational vitality. In the survey, 95% of employees expressed satisfaction with their direct supervisors.

In addition, the Company has established a trade union system to protect employees' democratic communication rights. In 2025, approximately 1,000 employees within the Company have joined the trade union.

In 2025

The vitality survey attracted cumulative participation of

2,685 person-times

with

89 %

of employees giving positive feedback in the survey

95 %

of employees expressed satisfaction with their direct supervisors

ADVANCING GREEN AND LOW-CARBON DEVELOPMENT

The Company integrates green and low-carbon concepts throughout the entire business chain, actively implementing climate change response strategies, driving efficient resource utilization and reducing carbon emissions through digitalization, and continuously enhancing environmental resilience and sustainable development capabilities.

04

STRENGTHENING ENVIRONMENTAL MANAGEMENT

The Company has established a sound environmental management system, promoting energy conservation, water recycling, and waste reduction, leveraging digital tools to achieve precise monitoring and optimization of resource consumption, improving utilization efficiency, and continuously reducing the carbon footprint.

Environmental Management

The Company strictly complies with the *Environmental Protection Law of the People's Republic of China,* the *Law of the People's Republic of China on Energy Conservation*, the *Law of the People's Republic of China on the Prevention and Control of Environment Pollution Caused by Solid Wastes*, and other laws and regulations, always upholding its commitment to maximizing the protection of the ecological environment and natural resources in its operating locations, and striving to achieve green operations across the entire value chain. The Board of Directors, as the primary responsible body for the Company's environmental governance, provides comprehensive leadership in the formulation of environmental strategies and major decisions, ensuring that environmental targets are aligned with the Company's long-term development strategy.

We have established a systematic environmental management philosophy covering Company operations, employee behavior, user engagement, and partner collaboration, actively working with all stakeholders to jointly promote the sustainable protection and efficient utilization of the environment and natural resources, practicing corporate social responsibility through concrete actions.



Energy Management

Energy Efficiency Improvement - Implementing lighting and air conditioning management to optimize energy usage efficiency

Clean Energy Utilization - Actively seek renewable energy sources and enhance the utilization rate of clean energy

Waste Management

Reduction - Reduce waste generation at the source

Recycling - Actively promote classified recycling

Water Resources Management

Water Conservation - Applying water-saving appliances to reduce water consumption

Promote the Concept of Green Office (Company)

Implementation of Green Procurement (Partners)

Opt for eco-friendly suppliers, lease low-carbon buildings, and establish a low-carbon supply chain

Raising Employees' Awareness of Environmental Protection (Employee)

Cultivate employees' awareness of environmental protection and implement environmental protection measures

Creating Low-carbon Products (User)

Develop low-carbon products to assist users in reducing carbon emissions

The Company thoroughly implements its environmental management philosophy, scientifically sets and dynamically tracks quantifiable and measurable environmental targets through regular assessment of the environmental impact of operations, comprehensively improving resource utilization efficiency and environmental performance, and establishing a comprehensive annual tracking and performance evaluation mechanism to ensure effective target achievement.

KANZHUN Environmental Targets and Progress[13]

Category	Targets	Unit	Target Year	Target Status
Energy Conservation and Emission Reduction	Starting from 2021, the Company's Beijing office building has been gradually replacing work area lights with energy-saving LED lights. It is anticipated that by 2025, over 90% of the lights in the work area will be LED lights.	%	2025	Achieved
	The Company purchases 100% network equipment that has energy-saving and environmental protection certification.	%	2025 and beyond	Achieved
	By the end of 2025, the proportion of servers purchased by the Company that have energy-saving and environmental protection certification will be no less than 99.97%.	%	2025	Achieved
	By the end of 2030, the annual average PUE value of the data centers leased by the Company will not exceed 1.24.	Not applicable	2030	Ongoing
Water Conservation	By the end of 2026, all the self-built bathrooms and pantries in the Company's Beijing office building will have switched to water-saving faucets.	%	2026	80% Completed
Waste Reduction	From 2023 onwards, 100% of the hazardous waste generated from our office buildings in all operational locations will be recycled by qualified recyclers	%	2024 and beyond	Achieved
	By the end of 2024, all our operational locations will source 100% of their printing paper from FSC[14] certified sources.	%	2024	Achieved
	From 2023 onwards, our Company's office building in Beijing will achieve 100% waste sorting and disposal.	%	2024 and beyond	Achieved

The Company has taken the *Paris Agreement* into account when setting its environmental targets. Given the Company's business model and the nature of its office premises, and in light of its operational characteristics, the Company has established targets relating to energy saving, water conservation, waste reduction and emission reduction targets for certain operating locations. The Company will continue to monitor developments in international climate governance and relevant regulatory requirements, and will refine the relevant targets as appropriate in light of business development and management needs.

KANZHUN Newly Established Environmental Targets in 2025

Category	Target	Unit	Target Year
Energy Conservation and Emission Reduction	By the end of 2026, servers with energy-saving and environmental protection certifications will account for no less than 99.98%.	%	2026
	The Company has initiated carbon reduction efforts, aiming to reduce annual CO_2 emissions from the Sun Palace Plaza office by no less than 20%.	%	2028
Water Conservation	The Beijing Sun Palace Plaza office is progressively achieving near-zero wastewater discharge through facility upgrades, enhancing water recycling and significantly reducing wastewater and effluent discharge, with a water conservation rate of no less than 98%.	%	2028

[13] The environmental targets set out in this table primarily apply to business activities and premises directly managed and controlled by the Company, including the Beijing office building, all operational office locations, leased data centers and related procurement activities; the specific scope of application is subject to the description of each target.

[14] The Forest Stewardship Council (FSC), established in 1994, has been dedicated to enhancing forest management practices globally for many years. FSC-certified products endorse responsibly managed forests. The presence of the FSC logo on a product signifies that its production process adheres to a stringent set of requirements, meeting the criteria of being environmentally appropriate, community beneficial, and economically viable.

Low-Carbon Products

We integrate green and environmental concepts into product design, building a sustainable digital recruitment ecosystem. Leveraging China's largest online recruitment platform, we have digitalized the entire process of job posting, online resume editing and submission, communication, interview scheduling, and hiring, significantly reducing carbon emissions from paper usage and business travel. At the same time, leveraging AI and big data technologies, we improve person-job matching efficiency, effectively reducing ineffective interviews and redundant applications, and promoting intensive resource utilization.

The Company continues to expand user coverage, continuously optimizing user experience and providing high-quality services. In 2025, the platform facilitated approximately 2.27 billion mutual achievements between enterprise users and job seekers throughout the year, reducing paper resume submissions and effectively lowering paper consumption and related environmental burden. The BOSS Zhipin App achieved an annual average MAU of 60.7 million, representing a year-on-year increase of 14.5%. Meanwhile, the average DAU/MAU ratio reached 24.4%.

In 2025, the Company continued to focus on sustainable development and green transformation, relying on innovative digital service models to achieve stable business growth. The total annual revenue reached RMB8,267.5 million. Among this, the online recruitment service to enterprise customers was RMB8,192.7 million, accounting for over 99% of the total revenues, fully demonstrating the scale effect and market competitiveness of the core business. The sustainable income brought by low-carbon products mainly comes from online job postings and virtualization service tools, effectively reducing resource consumption and carbon emissions, fully demonstrating the positive effects of green transformation in business model innovation and value creation.

Environmental Awareness Enhancement

The Company systematically carries out various initiatives to integrate sustainable development into all aspects of daily operations. Through compiling internal policies and promotional materials such as *Green Office - We Are in Action, Doing Our Best - Let the Earth "Breathe" Less Carbon, International Day for Biological Diversity – Living in Harmony with Nature, and World Oceans Day – Honoring the Ocean, Protecting Our Future*, we popularize environmental knowledge and enhance employee awareness and recognition. We establish systematic management mechanisms and regular supervisory frameworks to continuously improve the standardization and effectiveness of environmental management.

The Company continues to conduct environmental awareness training, strengthening employees' sense of responsibility and capacity for energy conservation and carbon reduction. At the same time, through the coordinated advancement of concept guidance, institutional assurance, behavioral incentives, and environmental creation, we effectively translate environmental concepts into employees' spontaneous actions, continuously raising corporate environmental management standards and embedding green culture deeply.

Environmental Awareness Enhancement Initiatives

Internal Platform Information Push	Leveraging the internal communication platform to continuously push environmental policies, green practice cases, and energy-saving tips.
Office Area Publicity Posting	Widely posting environmental awareness slogans in office areas, to foster a culture of sustainability.
Equipment Area Signage	Installing energy-saving and water-saving reminder signs near equipment, ensuring visibility at all times and reinforcing continuous awareness.
Low-Carbon Commuting Advocacy	Advocating for low-carbon commuting such as public transportation, walking, or cycling.

Energy and Resource Management

In resource management, KANZHUN continues to strengthen end-to-end management and control of energy, waste, and water resources, promoting sustainable green operations through optimizing energy efficiency, implementing classified recycling, and water conservation measures.

Energy Management

The Company actively expands the application of clean energy, building an efficient, low-carbon, and sustainable energy system, driving the green transformation of the energy structure, and effectively reducing carbon emissions. We consistently practice the green and low-carbon development philosophy. Beijing Huapin Borui Network Technology Co., Ltd. has obtained the ISO 14001 Environmental Management System Certification.


环境管理体系认证证书
北京华品博睿网络技术有限公司
GB/T24001-2016/ISO14001:2015 标准
与行政许可范围内人力资源服务
相关的环境管理活动

ISO 14001 Environmental Management System Certification

Energy Efficiency Enhancement

The Company continues to strengthen electricity management at office premises, establishing monthly and quarterly workplace electricity consumption tracking mechanisms, promptly identifying abnormal electricity usage through data analysis, and systematically reducing unnecessary energy consumption through electricity usage behavior optimization and equipment energy efficiency upgrades, driving deeper green and low-carbon operations.

KANZHUN Office Energy Conservation Measures

Electricity Consumption Behavior Management

- Formulate detailed operational guidelines for air conditioning, lighting, and other office energy-consuming equipment, ensuring refined control over energy consumption while maintaining operational efficiency and providing a comfortable working environment for employees.
- Based on the seasons and office hours, the operating parameters and status of the air conditioning system are specified as follows: natural ventilation is preferred in spring and autumn, the air conditioning temperature should not be lower than 26 degrees Celsius in summer, and should not be higher than 20 degrees Celsius in winter. Real-time monitoring of energy consumption via a centralized platform enables data-driven optimization of operational strategies, significantly reducing avoidable energy waste.
- Arrange for designated personnel to regularly inspect the usage of electrical equipment, and switch off unnecessary equipment during non-office hours to reduce standby energy consumption.
- Regularly check the operation of air conditioning equipment, such as whether the vents, filters, and other components are clogged with dust, to ensure the normal operation of the air conditioning system and reduce energy consumption.

Equipment Optimization

- Gradually expands the use of LED energy-saving lamps and sensor-based smart switches, and reduce the proportion of traditional high-energy-consumption electrical equipment.
- Induction lighting has been installed in certain parking lots of the Company's office building to prevent unnecessary illumination and further reduce energy consumption.
- Some air conditioning systems in the Company's office building utilize an ice thermal storage system, which not only meets the cooling needs of the building but also reduces the electrical load on the air conditioning system.
- Install sealing strips on the windows of the Company's office building to prevent loss of indoor temperature and reduce air conditioning usage.
- The Beijing headquarters building utilizes a central air conditioning energy-saving system, achieving a comprehensive annual energy efficiency SCOP[15] of up to 6.1 and an average unit energy consumption of 85 kWh/(m^2 · a), which is approximately 25% more energy-efficient than similar buildings.

[15] SCOP (Seasonal Coefficient of Performance) is a metric used to assess the energy efficiency of air conditioning or refrigeration systems during specific seasons or time periods. A higher SCOP value indicates better energy efficiency of the equipment.

Clean Energy Utilization

In daily operations, the Company continuously reduces its dependence on traditional fossil fuels, actively increasing the proportion of renewable energy sources such as photovoltaic and wind power, driving the practical application of clean energy in operations, continuously improving the green level of energy use, and facilitating the low-carbon transition.

Green Office Certification

In terms of office location selection, the Company prioritizes office buildings with green building certifications, continuously advancing the construction of green office spaces and practicing sustainable office concepts.



2025 Energy Usage Performance

Energy Indicator	Unit	2025
Total energy consumption[16]	MWh	4,123.86
Energy consumption per capita	MWh/person	0.92

[16] Total energy consumption is calculated based upon the data of purchased electricity.

Water Resource Management

To fulfill our water conservation commitment, the Company has installed water-saving sanitary fixtures in additional office areas during the year, continuously increasing the proportion of sensor-based water-saving fixtures, and conducting regular inspections of water facilities. When leaks are detected, they are immediately reported to property management and repairs are arranged to reduce water waste.

2025 Water Resource Usage Performance

Water Resource Indicator	Unit	2025
Total water consumption[17]	Cubic meter	56,402.48
Water consumption per capita	Cubic meters/person	12.63



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[17] Water supply mainly comes from the municipal water supply, and there is no issue in sourcing water. Water consumption for certain branch companies was calculated based on the *2024 China Water Resources Bulletin*. The per capita domestic water consumption coefficients in the provinces where these branches are located were lower than in 2023. Consequently, the company's water consumption decreased accordingly during the reporting period.

Waste Management

The Company reduces waste generation at the source through promoting online office software and driving the recycling of office equipment, effectively reducing resource consumption. At the same time, the Company strictly implements waste classification and recycling systems, standardizing the disposal of various types of waste, with particular emphasis on hazardous waste management to prevent environmental risks. In terms of office paper procurement, the Company purchases FSC-certified paper products, actively supporting sustainable forest management, contributing to ecological protection and biodiversity conservation, and fulfilling the Company's responsibilities in the green supply chain.

Waste Reduction

The Company actively promotes paperless office practices, comprehensively promoting online office platforms and encouraging employees to conduct daily work through electronic document transmission, online meetings, and electronic approvals, minimizing paper usage. When printing is necessary, employees are encouraged to prioritize double-sided and black-and-white printing to further reduce resource consumption. At the same time, the Company strongly advocates for the recycling of office furniture and equipment, prioritizing the procurement of reusable and energy-efficient office supplies such as solar calculators, effectively reducing the use of disposable batteries and lowering resource waste and environmental pollution. Through a series of practical measures, we continue to integrate the green office philosophy into daily operations, contributing to the achievement of UN SDGs.

Waste Recycling

The Company focuses on office waste classification and control, regularly organizing online awareness campaigns to enhance employees' awareness of proper waste disposal and strictly controlling waste generation. The Company has fully implemented waste classification management at office premises in Beijing and other locations, installing classified waste bins and strictly enforcing the classification disposal system. Hazardous waste and discarded electronic equipment are subject to classified collection and centralized processing, with full traceability throughout the process. All hazardous waste is entrusted to qualified third-party professional recycling institutions for harmless treatment, effectively ensuring environmental safety and compliance requirements. The Company's main hazardous waste includes used toner cartridges and ink cartridges from office printing equipment, all of which have been incorporated into standardized management processes.

2025 Waste Performance

Waste Indicator	Unit	2025
Total hazardous waste[18]	Tonnes	0.18
Hazardous waste generated per capita	Tonnes/person	0.00004
Total non-hazardous waste[19]	Tonnes	531.04
Non-hazardous waste generated per capita	Tonnes/person	0.12

[18] The hazardous waste generated in the Company's office building primarily consists of used toner cartridges and ink cartridges from office printing equipment.

[19] The non-hazardous waste generated in the Company's office buildings mainly includes domestic waste and electronic waste.

TACKLING CLIMATE CHANGE

The Company deeply recognizes the profound impact of climate change on the global environment and human society, and has made addressing climate change an important strategic direction for the enterprise's sustainable development. The Company continues to strengthen climate governance mechanisms, comprehensively incorporating climate-related risks and opportunities into its overall risk management framework, regularly identifying potential impacts of climate change on the Company's operations, and formulating targeted response strategies. Through systematic management and forward-looking planning, we are committed to reducing our environmental footprint and actively addressing climate challenges.

Governance

To systematically advance climate change governance, the Company continues to strengthen its comprehensive risk management capabilities. The Audit Committee diligently fulfills its supervisory responsibilities, regularly reviewing climate-related risks and opportunities. During the Reporting Period, it has reviewed and assessed the Company's annual carbon emissions, the categories of climate risks and opportunities, their potential impacts, and response measures. The ESG working group works closely with various functional departments, responsible for the dynamic identification and assessment of climate risks and opportunities, and leads cross-departmental coordination to ensure the effective advancement of climate governance work.

Strategy

In accordance with the climate risk and opportunity classification framework of the Task Force on Climate-related Financial Disclosures (TCFD), and combining in-depth discussions and professional judgment from the Company's various business departments, we have preliminarily identified climate risks and opportunities closely related to the Company's operations, and continue to optimize corresponding response strategies and pathways for translating opportunities into value. The types, potential impacts, and response measures of the relevant climate risks and opportunities are detailed in the table below. Going forward, the Company will further strengthen its climate risk management capabilities, deepen its systematic response to climate issues, accelerate the pace of low-carbon transformation, actively seize green development opportunities, and comprehensively enhance sustainable development resilience and competitiveness

The Company has incorporated the relevant arrangements for low-carbon transformation into its environmental management, energy and resource management, and climate change response efforts. By implementing measures such as promoting the replacement of energy-saving equipment, green procurement, energy-saving renovations of office spaces, energy efficiency management of data centers, and optimization of climate risk identification and information disclosure, it continues to reduce the environmental impact during its operations. In the future, the Company will, based on the foundation of greenhouse gas inventory, regulatory requirements, and business development, gradually study and improve the climate-related transformation path.



Scenario Analysis

To enhance the ability to proactively identify climate-related risks and opportunities, the Company, based on its business model centered around an online recruitment platform, conducts analyses focusing on both physical risks and transition risks. The analysis scope mainly covers activities related to major office locations, data centers for platform operation, and daily business scenarios. The physical risk analysis primarily focuses on the potential impacts of extreme rainfall, floods, high temperatures, etc., on employee commuting safety, office continuity, stable equipment operation, and service guarantees of data centers; the transition risk analysis mainly focuses on the potential impacts of stricter climate policies, increased regulatory disclosure requirements, energy efficiency standards upgrades, changes in market preferences, and the trend of green transformation on the Company's compliance management, operating costs, customer demands, and brand reputation.

During the analysis process, the Company comprehensively referred to public climate scenarios, industry trends, existing operational experience, and internal management conditions to assess the potential impacts of climate factors under different time periods. The main inputs and assumptions included: changes in the frequency and severity of extreme weather events under different climate scenarios, trends in average temperatures, the direction of future climate policies and regulatory requirements, the Company's current office and data center operation models, business continuity management capabilities, and implemented risk response measures. The Company analyzed the possible impacts of various risks and opportunities under different scenarios on business operations, cost structure, and management requirements, considering three time periods: 2035, 2040 and 2050.

The Company conducts a comprehensive judgment from several dimensions including the possibility of risk occurrence, the degree of impact, the time range of the impact, and the effectiveness of existing control measures. Based on the current assessment results, the Company believes that the main climate-related risks are generally within the scope of being identifiable, assessable, and manageable, and have not had a significant impact on the Company's financial situation. In the future, the Company will continuously optimize the scenario analysis method and gradually enhance its quantitative assessment capabilities for climate-related risks and opportunities.

Short-, Medium-, and Long-Term Climate Risk Time Horizons

Short-term	Medium-term	Long-term
2035	2040	2050

Climate Risk Scenario Selection

Risk Category	Climate Scenario Selection[20]
Physical risk	The United Nations Intergovernmental Panel on Climate Change (IPCC) has released two scenarios, namely SSP2-4.5[21] and SSP5-8.5[22].
Transition risk	The "Net Zero 2050[23]" and "Current Policies[24]" scenarios published by the Network for Greening the Financial System (NGFS).

[20] The Company references major climate change trend projections from authoritative institutions, including research findings and reports published by the Intergovernmental Panel on Climate Change (IPCC), International Energy Agency (IEA), and Network for Greening the Financial System (NGFS), along with their descriptions of various emission scenarios. The Company's scenario selection process is guided by two critical criteria: (1) temporal alignment between scenario analysis horizons and strategic planning cycles, ensuring dynamic synchronization with business development trajectories; (2) scientific validity of climate variables embedded in scenarios, which must comprehensively capture projected climate stressors that may materially impact operational ecosystems

[21] SSP2-4.5: A medium GHG emissions scenario reflecting current socioeconomic and technological trajectories, aiming to balance sustainable development with economic growth.

[22] SSP5-8.5: A high-emission scenario assuming continued increase in fossil fuel use, leading to a significant rise in global average temperatures, representing a high-speed development pathway dominated by fossil fuels.

[23] Net Zero 2050: This scenario targets achieving global greenhouse gas neutrality by 2050 through large-scale adoption of clean energy, enhanced energy efficiency, and deployment of negative emission technologies, driving a systemic transition toward a sustainable global economy to address climate challenges.

[24] Current Policies: Projecting future emission trajectories based on currently implemented national climate policies, this scenario highlights the insufficiency of existing measures to meet global temperature control objectives under the Paris Agreement, necessitating strengthened international collaboration and enhanced policy frameworks.

Physical Risks

In terms of physical risks, the increased frequency and intensity of extreme weather events triggered by climate change and long-term rising temperatures may have certain impacts on the Company's operations. The Company has established flood prevention emergency plans, business continuity management mechanisms, and data center disaster recovery measures for the relevant risks. It has also reduced potential impacts through insurance arrangements, emergency drills, and supplier management. After comprehensive assessment, the Company believes that the current physical risks are generally at a low and controllable level.

Risk Type		Risk Impact	Time Horizons	Countermeasures
Physical Risks	Immediacy - Increased frequency and severity of extreme weather events	• The increasing frequency of extreme weather may hinder employees' normal commuting, even posing a threat to their safety, thereby reducing Company productivity and potentially having a negative impact on the Company's profitability. • Furthermore, the Company's office equipment and leased data center servers may be damaged due to extreme weather conditions such as floods, which could hinder the Company's ability to conduct business as usual. Consequently, this could lead to increased maintenance costs and equipment depreciation, ultimately driving up the Company's operating expenses.	Medium-term and long-term	• We have formulated the *Flood Prevention Emergency Plan* and the *Kanzhun Group Business Continuity Management Measures*, equipped with professional emergency and rescue equipment, and regularly conducted disaster emergency drills and safety rescue training for our employees. • We have established disaster recovery measures for our data center, encompassing backup and recovery strategies, disaster tolerance plans, and emergency response protocols. These measures enable swift recovery of data and business applications in the event of a data center failure or disaster, thereby ensuring business continuity and data integrity.
	Long-term - average temperature rise	• An increase in average temperature may prompt companies to either increase the number of cooling devices in their leased data centers or replace them with more efficient ones, in order to maintain the normal operation of servers. This may result in higher electricity bills or data center rental fees, ultimately leading to an increase in the Company's operating costs.	Medium-term and long-term	• We incorporate climate change resilience into the selection process of data center suppliers, giving priority to those who adopt efficient cooling technologies, consider environmental impacts during the construction phase, and achieve low PUE and other indicators.



Transition Risks

The main transition risks identified by the Company stem from the policy and regulatory changes, market, technological and reputational impacts brought about by the accelerating trend of society towards low-carbon development, such as stricter carbon emission regulations and higher green standards. During the reporting period, the Company analyzed and evaluated these transition risks, and continuously enhanced its response capabilities through measures such as policy tracking, internal coordination, capacity building and optimization of information disclosure. Overall assessment shows that the overall impact degree of the transition risks is relatively low and the controllability is strong.

Risk Type		Risk Impact	Time Horizons	Countermeasures
Transition Risks	Policies and regulations	• As society's attention to climate change issues continues to rise, governments and stock exchanges both domestically and internationally may implement stricter climate policies. These policies could include requiring companies to disclose Scope 3 carbon emissions data, conduct climate change scenario analysis and calculate financial impacts, and include their respective industries in the carbon emissions trading market. Enterprises will face a more stringent compliance environment, potentially leading to increased compliance costs.	Medium-term and long-term	• We closely monitor policies related to climate change, promptly assess their impact on the Company, and take prompt corrective measures. By establishing internal working groups, conducting regular internal communication and training, and engaging external expert consultants to carry out carbon inventory projects, we continuously enhance the Company's ability to collect carbon emission information and improve climate information disclosure. This proactive approach allows us to anticipate and respond to the concerns of governments and regulatory bodies regarding climate change response among listed companies.
	Market risk	• Amidst the backdrop of the "dual carbon" goals and industrial transformation, the recruitment demand in high-emission industries has slowed down, while the job demand in green and low-carbon enterprises has accelerated. If a Company fails to adjust its customer structure in a timely manner and continues to rely excessively on high-carbon industries, it will face the risk of losing existing customers and missing out on green opportunities, which will affect its revenue structure and growth sustainability.	Medium-term and long-term	• We will strengthen the expansion of customers in low-carbon industries such as new energy, energy conservation, and environmental protection, and green manufacturing. We will also fully promote online virtual products and paperless processes, significantly reducing the use of paper-based materials such as resumes and job descriptions.
	Technical risk	• The Company's business is highly dependent on data centers, cloud computing, and algorithm-based recommendations, with energy consumption closely tied to computing power investment. Lagging behind in energy efficiency improvements, green data center construction, and clean energy use will lead to increased energy costs, difficulty in achieving emission reduction targets, and affect operational efficiency and attractiveness to large customers or investors.	Short-term and medium-term	• We will continue to optimize key indicators such as PUE and gradually increase the proportion of clean energy usage. • Meanwhile, set phased energy efficiency improvement and emission reduction targets, regularly assess the effectiveness of energy-saving projects, and disclose relevant progress in the annual report.
	Reputation risk	• The Company's performance in carbon reduction practices, support for green employment, and climate information disclosure directly impacts its brand image and the trust of its customers/investors. Insufficient disclosure or delayed action may raise doubts about inadequate climate risk response, potentially causing reputational damage.	Short-term and medium-term	• We will plan online special topics and collaborative activities centered around themes such as green enterprises and low-carbon skills, transforming the platform's green employment practices into a brand advantage. • At the same time, we will improve the ESG communication mechanism, clarify the external response responsibilities of management, and promptly address concerns from the media, customers, and investors.

Transition Opportunities

The low-carbon transition creates multiple development opportunities for the Company, including promoting improvements in resource utilization efficiency, accelerating the adoption of low-emission energy, and developing green products and services to meet growing market demand. To fully capture these opportunities, the Company is actively formulating strategic plans and systematically deploying related initiatives to drive the transformation and upgrading of its business model toward a green and sustainable direction.

Opportunity Type		Opportunity Impact	Time Horizons	Countermeasures
Opportunity	Technology	With the development of new technologies in renewable energy utilization and energy efficiency improvement, the Company may have the opportunity to carry out special energy-saving and emission-reduction renovations at lower costs, expand the proportion of clean energy use, and replace electric commercial vehicles, in order to further reduce the Company's carbon emissions.	Short-term, medium-term and long-term	When leasing new office buildings, we will prioritize green building standards and sustainability criteria, promote the adoption of clean energy, and increase the proportion of renewable energy usage.
	Market demand	The online recruitment service we provide helps enterprise users reduce greenhouse gas emissions arising from the recruitment process. Furthermore, as an internet platform enterprise, we possess robust technical capabilities, a user base, and channel advantages. By analyzing the needs of enterprise users in low-carbon recruitment and employment, we can swiftly and specifically offer digital green transformation services to them. As the importance of green transformation increases in the global market, corporate users will pay closer attention to their own green development levels and benefits. More and more companies will procure our low-carbon products, thereby driving revenue growth for our company.	Medium-term and long-term	We offer a diverse range of online products and services, designed to assist enterprise users in achieving a more rational allocation of human resources while facilitating their digital and green transformation (refer to the "Low-Carbon Products" section of this report for details). Furthermore, the Company is considering gradually quantifying the carbon reduction achieved in the online recruitment process, encouraging more enterprise users to reduce their carbon footprint and thereby enhancing user engagement.

Financial Impact

In 2025, we reviewed various significant climate-related physical risks and transition risks and assessed their potential financial impacts. In terms of physical risks, the Company may face asset losses, such as increased repair and maintenance costs for office buildings due to climate factors, as well as rising operating costs, such as increased insurance premiums. In terms of transition risks, potential losses may arise from the procurement of green electronic equipment to replace high-energy-consuming legacy equipment, as well as additional operating costs incurred for carbon inventory services and related compliance report preparation. By the end of 2025, the risks have not had a significant impact on the Company's financial situation. The Company's business operation model is stable and standardized, and it has formulated regular preventive measures and response plans for all major climate-related risks. We expect that these risks will not have a significant impact on the Company's financial situation in the future. At the same time, the Company will continue to pay attention to the positive role of climate-related opportunities in the long-term development of its business. The Company plans to progressively conduct quantitative analyses of the financial effects associated with climate-related opportunities in the future. However, during the reporting period, the measurement approach, underlying data and related assumptions used to assess such effects remained subject to a high degree of uncertainty. Accordingly, the Company has not yet been able to reliably quantify the amount and percentage of assets or business activities aligned with climate-related opportunities, and therefore has not disclosed such data for the reporting period. The Company will continue to assess and progressively enhance such disclosure in light of improvements in data availability, regulatory requirements and business development.

Risk Management

The Company has deeply integrated climate risk management into its corporate environmental management system. Combining actual business characteristics, the Company comprehensively employs scenario analysis, industry trend research, and external expert opinions to systematically identify and assess various climate-related risks and potential opportunities. For identified risks and opportunities, the Company conducts comprehensive assessments based on departmental feedback from two dimensions, probability of occurrence and potential impact on financial performance and business operations, scientifically prioritizing and formulating targeted response strategies and action plans. For climate-related matters that may have a significant impact on business continuity, cost structure, regulatory compliance or brand reputation, the Company will accordingly raise their management priority level and incorporate them into the key focus areas of the management and Audit Committee.

The Company has established a regular monitoring mechanism to periodically track climate risk dynamics and continuously enhance its systematic and forward-looking capabilities in addressing climate change. The Board and the Audit Committee continuously review climate risk assessment results, using them as important decision-making references, and provide constructive management recommendations to effectively promote the implementation of climate governance responsibilities within the Company's governance structure.

Metrics and Targets

In 2025, we calculated our greenhouse gas emissions (GHG) in accordance with the *Greenhouse Gas Protocol: A Corporate Accounting and Reporting Standard*, jointly developed by the World Resources Institute (WRI) and the World Business Council for Sustainable Development (WBCSD). Emissions were categorized into Scope 1, Scope 2, and Scope 3, with boundaries defined based on operational scopes. Greenhouse gas emissions are calculated based on energy consumption, purchased electricity, business activity data, and relevant emission factors. In 2025, the Company's total GHG emissions (Scope 1, Scope 2, Scope 3) were 79,062.99 tonnes of CO_2e.

Greenhouse Gas Emission Performance

GHG Emission Indicator	Unit	2025[25]
GHG Emissions (Scope 1 and 2)[26,27]	tCO_2e	2,345.84
GHG Emissions per capita (Scope 1 and 2)	tCO_2e/person	0.53
GHG Emissions (Scope 3)	tCO_2e	76,717.15
GHG Emissions per capita (Scope 3)	tCO_2e/person	17.18
Scope 3: Purchased goods and services	tCO_2e	70,566.92
Scope 3: Capital goods	tCO_2e	5,683.75[28]
Scope 3: Fuel and energy-related activities (not in Scope 1 and 2)	tCO_2e	41.64
Scope 3: Business travel	tCO_2e	424.84

For climate-related targets, please refer to the "Environmental Management" section for details.

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[25] Our current environmental performance metrics exclude data from subsidiary acquired in 2024 since it gained environmental data measurement capabilities only post-acquisition and integration.

[26] Due to the nature of the business, our material air emissions are GHG emissions arising from purchased electricity. The carbon footprint mainly includes leased offices that operate in Chinese Mainland.

[27] The Company's greenhouse gas inventory mainly includes carbon dioxide. Greenhouse gas accounting is presented in carbon dioxide equivalent, calculated based on the *2022 Electricity Carbon Dioxide Emission Factors* published by the Ministry of Ecology and Environment and the National Bureau of Statistics of the People's Republic of China.

[28] Data for Scope 3 Capital Goods emissions for 2025 were calculated based on emission factors derived from the SIC 2022 Standard Industrial Classification system.

BUILDING A SUSTAINABLE SUPPLY CHAIN

The Company consistently upholds the philosophy of green and sustainable development, and has established a supplier management policy focused on "providing sincere service, striving for excellence, promoting energy efficiency and cost reduction, preventing pollution and emissions, eliminating potential hazards and safeguarding health," integrating environmental and social responsibility throughout the entire supplier management process. We systematically evaluate suppliers' environmental and social performance, prioritize the procurement of low-carbon products and services, and work together to build a green supply chain.

05

SUPPLIER ADMISSION AND ENGAGEMENT

The Company strictly complies with the relevant provisions of the Bidding Law of the People's Republic of China, and has formulated internal policies such as the Procurement and Contract Management Measures, establishing sound standard processes and approval mechanisms for supplier admission, ensuring that the entire procurement process is compliant, transparent, and efficient. During the bidding process, we clearly communicate our sustainable development expectations to suppliers through the Stakeholder Notification Letter, requiring them to systematically consider factors such as product quality, environmental protection, and occupational health and safety in their service delivery and daily operations.

During the supplier admission phase, the Company strictly requires all suppliers to comply with anti-commercial bribery regulations, complete the real-name authentication process, and simultaneously sign the *Integrity Agreement* when entering into contracts, clearly defining their responsibilities and obligations regarding integrity, information confidentiality, honest business operations, and reporting mechanisms. The Company continues to strengthen the supervision of procurement processes and contract management, regularly pushing integrity and compliance reminder information to them, effectively controlling compliance risks in procurement. In 2025, the *Integrity Agreement* signing rate of the Company's cooperative suppliers reached nearly 100%.

The Company's supplier management system comprehensively implements ESG principles, ensuring that onboarded suppliers share value alignment with the Company on key issues. Key focus areas include: eliminating child labor and forced labor, comprehensively protecting employees' basic rights; emphasizing occupational health and safety management, creating a safe working environment; implementing environmental protection measures, reducing the operational impact on ecology; strengthening information security and privacy protection mechanisms, ensuring data asset security; and adhering to business ethics and trade compliance requirements, maintaining fair market order.

The Company integrates the green development philosophy throughout the entire procurement management process, actively promoting the implementation of green procurement practices. In the procurement of electronic equipment, we prioritize servers, network equipment, and other products that have obtained energy-saving and environmental protection certifications, making equipment energy efficiency a key consideration in procurement decisions. The Company continuously monitors suppliers' environmental performance, striving to procure low-energy-consumption, high-energy-efficiency products and services, minimizing the operational impact on the environment. In 2025, all network equipment and servers procured by the Company held corresponding energy-saving and environmental protection certifications.

For key suppliers and suppliers of specific categories, the Company implements more stringent on-site audits and information verification procedures, comprehensively identifying their potential ESG risks, evaluating their risk management capabilities and sustainability performance, and ensuring that the supply chain consistently maintains high standards across the ESG dimension.



Data Security Audit

For potential suppliers involved in data interaction, we strictly review their cybersecurity level protection filing certificates and reports. At the same time, we require suppliers to provide security qualification certificates such as ISO 27001 information security management system certification and ISO 27701 privacy information management system certification, to ensure that the selected suppliers possess the corresponding information and data security assurance capabilities.



Environmental Protection Audit

The Company prioritizes the environmental qualifications of potential suppliers, such as ISO 14001 environmental management system certification, CQC China Environmental Product Certification, and IECQ-QC08000 hazardous substance process management system certification. We are committed to purchasing environmentally friendly products and services and promoting the green transformation of the supply chain. For suppliers of environmentally friendly products, we provide customers with more environmentally friendly and sustainable products and services.



Other Qualification Audit

The Company conducts a comprehensive review of potential suppliers' quality certification, labor rights protection, adherence to business ethics, and other relevant aspects to ensure that their qualifications fully meet the Company's requirements.

2025 Supplier Count

Supplier indicators		Unit	2025
Total number of suppliers		Number	217
Number of suppliers by region	Chinese Mainland	Number	206
	Hong Kong, Macao, Taiwan, and other countries and regions	Number	11

SUPPLIER EVALUATION AND WITHDRAWAL

The Company has established a cross-departmental review panel comprising functional departments to conduct systematic performance evaluations of cooperative suppliers annually, leveraging the digitalized supplier management system to achieve differentiated tiered management and refined operations of suppliers. The evaluation covers multiple dimensions including price competitiveness, payment term flexibility, delivery timeliness, product quality, professional service levels, and after-sales responsiveness, with comprehensive scores serving as the core basis for adjusting cooperation strategies and optimizing resource allocation in the following year.

KANZHUN Supplier Management Measures

Management of underperforming suppliers	For suppliers that fail to meet evaluation standards, the Company takes measures such as reducing procurement share and requiring rectification within a specified timeframe, and continuously tracks improvement progress.
Handling of seriously non-compliant or incapable suppliers	For suppliers that violate the *Integrity Agreement* or are assessed as unqualified and incapable of rectification, they are resolutely placed on a blacklist, terminating their eligibility to participate in any of the Company's projects, and effectively maintaining the integrity and fairness of the supply chain.
Core supplier capability verification	To ensure information authenticity and capability credibility, the Company conducts on-site research and assessment of core suppliers, comprehensively understanding their production operations, management standards, and sustainability capabilities.

To promote green value chain development, the Company continues to incorporate environmental protection performance into the core indicator system of supplier performance evaluations, steadily increasing the proportion of green supplier procurement. Suppliers that have obtained green certifications are given priority labeling and resource allocation; for those not yet certified, we conduct green philosophy awareness campaigns and capability building support. As of the end of 2025, green-certified suppliers accounted for over 75% of the Company's Beijing office suppliers, with annual targets fully achieved, demonstrating significant progress in green procurement transformation.

LEASING GREEN DATA CENTERS

The Company consistently upholds the sustainable development philosophy of energy conservation, emission reduction, and environmental protection, prioritizing the leasing of data centers with green building design standards and outstanding Power Usage Effectiveness (PUE) performance. Since 2017, we have continuously strengthened green standards in our data center leasing strategy, making green data center certification a mandatory condition for supplier evaluation, and actively promoting the construction of a low-carbon, high-efficiency green supply chain. By the end of 2025, the average annual PUE of the data centers leased by the Company and operated throughout the year have been stably controlled below 1.3, continuously achieving optimization and improvement in energy efficiency levels.

In 2025, the Company's clean energy usage proportion continued to rise. Through cooperative construction of distributed photovoltaic projects, we achieved direct green electricity supply to data centers; at the same time, we participated in green power trading and purchased green certificates, comprehensively reducing the value chain carbon footprint and promoting sustainable development.

Waste Management

We implement full-lifecycle, tiered, and classified standardized management of various types of waste generated during data center operations, establishing long-term strategic partnerships with qualified harmless waste treatment and resource recycling enterprises, building a fully closed-loop management process of "source classification - designated collection - professional dismantling - material regeneration," ensuring that electronic waste and other recyclable resources are safely, compliantly, and efficiently recycled and reused, improving resource recycling rates. In 2025, electronic waste achieved 100% compliant disposal, the compliance rate for hazardous waste disposal reached 100%, and no environmental pollution incidents occurred throughout the year.

At the same time, data centers fully implement waste classification systems in daily operations, setting up classification recycling zones and equipping recycling equipment at all leased data centers, achieving precise classification of recyclables, hazardous waste, and other waste, advocating green office culture, effectively preventing environmental pollution risks, and laying a solid foundation for achieving environmentally friendly operations.

Water Resource Management

All data centers leased by the Company are equipped with smart water meter systems, enabling real-time monitoring and refined management of water usage data, effectively controlling total water consumption. Through the introduction of reverse osmosis (RO) water treatment technology for cooling water system recycling, optimizing cooling water discharge control values and side-filter water treatment device backwash control logic, discharge volumes have been significantly reduced. In 2025, the Company set and achieved its water usage efficiency (WUE) targets.

We widely adopt water-saving equipment and advanced processes, such as high-efficiency cooling systems and closed-loop water recycling technology, and are piloting reclaimed water reuse technology at core data centers, using treated reclaimed water for non-production purposes such as campus greening and ground cleaning, achieving tiered utilization of production and non-production water, and improving water resource utilization efficiency.

Energy Management

All leased data centers have dedicated energy management teams that regularly conduct equipment operation status assessments and energy efficiency analyses, systematically driving the implementation of energy conservation and consumption reduction measures.

We have comprehensively deployed next-generation energy-saving devices, including high-efficiency dry-type transformers, precision air conditioners with EC fans, variable-frequency water pumps, and high-efficiency UPS systems, significantly reducing operating energy consumption. In 2025, through large-scale deployment of next-generation EC fan precision air conditioning systems, equipment operating energy consumption was substantially optimized, with operating efficiency and energy utilization levels simultaneously improved. At the technology application level, we have actively introduced liquid cooling technology, combined cooling, heating and power, waste heat recovery and utilization solutions, and other cutting-edge energy-saving solutions, comprehensively improving cooling efficiency and energy transmission effectiveness, minimizing reliance on traditional fossil fuels, and reducing greenhouse gas emissions. The Company has built an integrated intelligent energy management platform, leveraging AI and big data to achieve real-time monitoring, precise regulation, and predictive maintenance of energy-consuming equipment, improving management intelligence, reducing unnecessary energy consumption, and driving the transformation of data centers toward smart and low-carbon operations.

DELIVERING
COMMUNITY CARE

The Company upholds the core philosophy of "promoting human development with the power of technology and public welfare," deepening community engagement through diversified public welfare and volunteer activities, integrating resources, expanding services, building a public welfare ecosystem, advancing ESG development, and enhancing sustainable social contributions.

06

ECOLOGICAL PRESERVATION

The Company has always regarded ecological preservation as a strategic priority of corporate social responsibility. The Company's professional public welfare organization "Zhizhi Public Welfare" continues to deepen its practices in ecological and environmental protection.

During the Reporting Period, centered on three long-term directions, we carried out six charitable donation and themed events, with online content reaching 305 million impressions and over 7.1 million interactions. Offline, through metro media, commercial district large screens, and on-site events, we reached over 100 million impressions.

During the Reporting Period

Online charitable donations and themed events
6 charity events

Online content reaching
305 million

Interactions
7.1 million+

Offline on-site events reached
100 million+





"Monkey Drinking Water" Series Charity Event

In March and August 2025, our Company conducted two rounds of special ecological protection initiatives in the Indochinese gray langur habitat in Shidian County, Yunnan Province, and the Lanping Yunling Provincial Nature Reserve. Through actions such as constructing wildlife water stations points and laying water pipelines, we effectively ensured the drinking water safety of over 260 monkeys, significantly alleviating the pressure of water competition caused by seasonal drought. Additionally, we simultaneously launched a series of online and offline public welfare advocacy campaigns. These efforts not only garnered coverage of the drinking water situation of the Yunnan snub-nosed monkey by multiple CCTV platforms but also involved collaborations with numerous artists and bloggers. The related themed videos have garnered over 2.13 million views, and the total topic readership has reached 160 million, effectively enhancing public awareness and concern for the survival status of the monkey population.



猴猴喝的水
珍稀猴类饮水设施修建行动第二期

"Monkey Drinking Water" series event



"Ranger Protection Program" Series of Public Welfare Activities

In 2025, the Company continued to carry out public welfare activities supporting the materials of frontline protection stations around three major event themes: "Guardian Season", "Nest Building Season", and "Life Tree Collaboration." During the " Guardian Season," we donated emergency supplies to the Zhuonai Lake Protection Station in Kekexili, Qinghai, to safeguard the migration route of Tibetan antelopes. In the "Nest Building Season" event, we built shelters to protect against the cold and equipped rangers in Bamei Village, Deqin County, Yunnan, improving their field work conditions. In the "Life Tree Collaboration" event, we donated kitchen equipment to five protection stations in Kekexili, effectively ensuring the logistical operation of the protection stations. We promoted this series of activities both online and offline, with topic views exceeding 62 million and theme videos and other content being played over 4.7 million times across the internet.



直直公益 | 生命树
致敬可可西里一线巡护员
合生汇B2
直直公益·生命树 互动展
iQIYI爱奇艺

"Ranger Protection Program" series of public welfare activities



"Antelope Oasis Project" Charity Event

In November 2025, the Company initiated the "Antelope Oasis Project" event, providing overwintering support for the endangered Przewalski's gazelle by donating 25 tons of winter forage and 9 sets of intelligent monitoring equipment to relevant protected areas. The campaign not only ensured the basic survival needs of the Przewalski's gazelle but also enhanced the scientific management level of conservation efforts. The campaign achieved over 82 million topic views and more than 1.2 million interactions.



PROCAPRA PRZEWALSKII
羚羊绿洲计划
守护高原跳动的爱心

"Antelope Oasis Project " Charity Event

YOUTH DEVELOPMENT SUPPORT

The Company continuously carries out youth public welfare projects, integrating high-quality social resources to provide young people with diverse learning and exploration platforms across multiple areas including educational support, physical and mental health, career enlightenment, technology experience, and social practice.

 **"Aspire to the Future - Youth Public Welfare Career Experience Camp" Event**

In July 2025, the Company organized the "Aspire to the Future - Youth Public Welfare Career Experience Camp," which supported 100 teachers and students from Yunnan, Chongqing, Shanxi, and other regions to visit Shanghai. The activities centered around career enlightenment, technological exploration, and city experience. The teachers and students visited universities such as Shanghai Jiao Tong University, entered corporate R&D laboratories, and transformed scientific principles into practical experience through drone aerial photography, robot battles, precision instrument assembly, and documentary filming. This event broadened the horizons of young people, inspired their growth confidence and career aspirations, and was selected as a project funded by Shanghai's counterpart support and cooperation exchange special funds, receiving government recognition and support.

COMMUNITY SERVICE

The Company promotes harmonious and inclusive community development, collaborating with community foundations and professional institutions to continuously carry out priority public welfare projects in areas such as elderly and child care, rural revitalization support, and special needs group assistance. Through practical assistance actions and long-term service mechanisms, we alleviate critical social challenges and create a mutually supportive, caring, warm, and inclusive community environment.

 **Activities at the Elderly Care Service Station at the Doorstep of "Ruyili"**

In 2025, the Company launched the "Ruyili" home-based elderly care service station initiative. Adopting a model that involves "government leadership, corporate funding, community operation, and collaboration between professionals and volunteers," this initiative provides one-stop services such as "micro-day care, meal assistance, and health care" for elderly individuals living alone, those with severe disabilities, and those who are disabled in the community. The initiative also incorporates elements of traditional Chinese medicine for health preservation and art therapy, serving a cumulative total of over 5,000 individuals. This activity effectively addresses the gap in home-based elderly care services, establishes a "home-based health and wellness" pathway for high-density aging communities, and provides a replicable practical solution for megacities to cope with profound aging.




"Warmth-to-Community" Welfare Initiative

In 2025, the Company institutionalized its "Warmth-to-Community" Welfare Initiative, aligned with traditional festivals such as the Spring Festival and Mid-Autumn Festival, and extended its support to the central and western regions through collaboration and counterpart assistance. By procuring local agricultural specialties as relief supplies, we directly benefited farmers through the "purchase instead of donation" approach, creating an integrated social impact model that combines welfare delivery with consumption-based poverty alleviation. By the end of the reporting period, the cumulative investment reached RMB435,000, benefiting 2,000 households and providing practical care for vulnerable groups in the community.


"China Charity Day - Shanghai Charity Week" Event

In August 2025, our Company was invited to participate in the "China Charity Day - Shanghai Charity Week" event. We partnered with two outstanding award-winning projects, namely "Assisting the Employment of Disadvantaged Groups" and "Social Integration of Autistic Youth". Through financial support, we empowered social organizations to provide targeted assistance to disadvantaged employment groups and autistic youth. This not only expanded the service dimension in the field of "the elderly, children, and the disadvantaged", but also built a collaborative governance ecosystem through multi-dimensional resource integration, promoting the improvement of community governance precision and systemic efficiency.

DISASTER ALLEVIATION

The Company has always regarded the practice of corporate social responsibility as its mission. In the aftermath of disasters, it promptly coordinates resources and supports rescue operations, joining forces with all sectors of society to assist disaster-stricken areas in recovery and reconstruction.


Keeping Hong Kong Compatriots in Mind, We Stand Together Through the Hardships of the Fire Disaster

In November 2025, a devastating fire broke out at Wang Fuk Court in Tai Po, New Territories, Hong Kong. Following the announcement of the "Tai Po Wang Fuk Court Relief Fund" by the Special Administrative Region government, our Company promptly responded by donating HK$3 million to the fund. This donation was specifically earmarked for emergency relief, transitional housing, and post-disaster reconstruction for the affected residents. Through this practical action, we stand united with the people of Hong Kong, helping them through this difficult time.


"Emergency Response · Multi-Provincial Collaboration" Disaster Relief Operation

In 2025, the Company carried out disaster relief in 10 counties and cities across 6 provinces (autonomous regions) including Xizang, Guizhou, Beijing, Gansu, Hunan, Hebei, and Guangxi. It donated a total of RMB4 million to areas affected by major natural disasters such as earthquakes and floods, effectively supporting emergency rescue, post-disaster reconstruction, and the restoration of people's livelihood, providing tangible assistance to local post-disaster recovery and the reestablishment of daily life order.

HUMANISTIC CULTURE PROMOTION

Guided by the humanistic spirit, KANZHUN fulfills its cultural mission, meeting the public's cultural needs through public welfare communication. We create public welfare cultural spaces, promote reading and knowledge accessibility; support cultural heritage protection and preservation, conveying intellectual values through exchange and mutual learning, and strengthening the foundations of our spiritual homeland.

 **The Humanities Series Practice at Forestsong Bookstore**

In 2025, Forestsong Bookstore furthered its philosophy that "every good university should be accompanied by a good bookstore," and continued to create a public-facing humanities and academic reading space.

• Space Empowerment: Creating High-Frequency Touchpoints for Community Culture

The bookstore regularly organizes public cultural activities, hosting over 80 events annually with nearly 10,000 participants. These activities cover diverse themes such as science fiction, classic reading, and workplace economics, serving readers of all ages. The bookstore has established long-term partnerships with local community organizations, Peking University, Renmin University of China, and others, forming a sustainable community operation model. In April 2025, the bookstore co-created the "Reading Space" with the National School of Development at Peking University; in December, it signed an agreement with Peking University, and the Forestsong Bookstore Peking University branch is expected to open in the spring of 2026.

• Starlight Linkage: Advocating the Public to Return to Deep Reading

During the World Book Day in 2025, the bookstore, in collaboration with the Sanjiangyuan Ecological Protection Foundation, launched the "Starlight and Pages" public welfare project, bringing together more than ten celebrities to jointly advocate for reading. The content reached millions of young audiences, arousing public attention to deep reading.

• Knowledge for All: Promoting the Translation and Introduction of Classics through "AI + Human Translation"

The bookstore has launched the "Forestsong·World Humanities Classics Translation Series" project, introducing foreign public-domain humanities classics. It innovatively adopts the "AI translation + manual review" model, relying on self-developed AI models to enhance efficiency, and scholars are responsible for fine-tuning to ensure the quality of the translations. The first batch plans to release five classic translations, with the electronic versions freely available to the public, embodying the concept of knowledge accessibility.




The scene of the series of events at Forestsong Bookstore


Assisting in Cultural Relic Protection

In July 2025, while continuing to support the post-disaster cultural relics emergency repair project in Shanxi, the Company made a targeted donation to the "Cultural Heritage Watch" special fund under the foundation, specifically for the emergency repair, preventive conservation, and revitalization and utilization of low-level immovable cultural relics. By the end of the reporting period, the cumulative donation amounted to RMB 5 million, providing practical support for safeguarding the historical carriers of Chinese civilization.

TALENT SUPPORT

We practice our talent mission, with promoting employment as the focus of our social responsibility. By responding to the national "stabilize employment, protect livelihoods" initiative, we build precise employment service systems for key groups such as college graduates and persons with disabilities, driving the realization of fuller and higher-quality employment.


Special Scholarships Aid Talent Cultivation

In 2025, the Company established a special scholarship for universities, donating over RMB2 million to systematically support the development of multiple disciplines such as "humanities, science, and law." Within this initiative, in the realm of Chinese language and traditional culture, support was provided to the Chinese departments of six universities, including Peking University and Fudan University, with a focus on enhancing the construction and talent cultivation of less popular disciplines such as paleography. In the fields of science, engineering, and law, donations were made to the School of Computer Science and the School of Law at Peking University, specifically earmarked for cutting-edge technology research and legal talent cultivation. This project has provided substantial support for talent cultivation and discipline construction.


"ReelFocus" New Blood Imaging Initiative

The Youth Filmmaker Support Project, jointly initiated by our Company and the Beijing International Film Festival, collected a total of 1,280 films from around the world in 2025, with 22 works being shortlisted and resulting in 10 awards. The venture capital roadshow was held at Beijing Forestsong Bookstore, with related micro-comprehensive content receiving over 13.5 million views online. Since its launch four years ago, the project has collected nearly 10,000 works, covering more than 100 countries and regions worldwide, and has collaborated with over 900 enterprises and hundreds of industry veterans, providing funding, resources, and employment support to thousands of young filmmakers. The campaign's main hashtag garnered 690 million impressions and received extensive coverage.


Promoting High-quality Employment for College Graduates

In 2025, the Company was deeply involved in multiple employment promotion initiatives organized by the Ministry of Human Resources and Social Security (MOHRSS) and the Ministry of Education. In the series of recruitment activities hosted by MOHRSS, online job fairs and live job postings centered around key industries such as AI and intelligent driving, mobilizing over 1,600 enterprises to offer 12,000 positions. In the campus employment service initiatives led by the Ministry of Education, 14 industry-specific online sessions were organized, engaging over 5,700 enterprises to provide 17,000 job opportunities, effectively supporting the alignment and development of talents in key industries.



Promoting Full Employment for People with Disabilities

From November to December 2025, the Company focused on the employment challenges faced by people with disabilities. On the International Day of Persons with Disabilities, it held a special live streaming job-matching event and collaborated with the Employment Service Guidance Center of the China Disabled Persons' Federation and the Employment Service Platform of the China Disabled Persons' Federation to jointly organize the "Building Dreams in the Workplace: Advancing Without Barriers" online job fair for disabled college students. The event adopted a service model combining "online precision matching, live streaming job-matching, and AI employment guidance". Experts from the Disabled Persons' Federation were invited to provide policy interpretation and employment guidance, enhancing the relevance and effectiveness of the service.

This event attracted nearly 50,000 graduating college students with disabilities, gathered over 105,000 suitable job positions provided by nearly 90,000 enterprises.





中国残疾人联合会就业服务指导中心
China Disabled Person' s Federation Employment Service and Administration Center
筑梦职场·无碍前行
中国残联就业平台 X BOSS直聘
订阅新职位

STANDARDIZING CORPORATE GOVERNANCE

The Company strictly complies with laws and regulations in its operating jurisdictions and listing regulatory requirements, systematically enhancing compliance levels, transparency, and operational efficiency through optimizing the governance structure, strengthening risk control, and building a sound anti-corruption framework, to achieve high-quality operations.

07

COMPOSITION OF THE BOARD OF DIRECTORS

The Board, as the Company's highest decision-making body, has established the Audit Committee, the Compensation Committee, the Nomination Committee, and the Corporate Governance Committee, with primary responsibilities including reviewing the Company's strategy and overall approach, overseeing management's performance and business results, the Company's operations and financial position, and ensuring the continuous and effective operation of risk management and internal control systems. The Company's governance structure ensures the objectivity of major decisions by fully leveraging the independent functions of each specialized committee, safeguarding the long-term interests of the Company and its shareholders.

The Company's current Board consists of 9 directors, including 3 independent directors, accounting for one-third of the Board. In accordance with the Corporate Governance Code requirements, the chairpersons and all members of the Audit Committee and the Corporate Governance Committee are independent non-executive directors. The chairperson and two-thirds of the members of the remuneration committee, as well as the chairperson and three-quarters of the members of the Nomination Committee, are also independent non-executive directors. To safeguard the long-term interests of shareholders and the Company, our governance structure emphasizes the functions of each specialized committee to ensure the independence and rigor of major decisions.

The Company places great importance on enhancing the diversity and professionalism of the Board. We have established a clear *Board Diversity Policy*, under which multiple factors are comprehensively considered in the nomination and appointment of directors, including gender, professional ethics, integrity record, educational background, industry experience, and other dimensions. By incorporating diverse perspectives, the Company aims to enhance the vitality of decision-making, and continuously improve governance effectiveness to support its long-term development. Currently, there are three female directors on the Board, representing 33.3% of the total.

The Board has introduced outstanding talents with diverse backgrounds and professional capabilities, thereby enhancing the quality of corporate decision-making with more comprehensive and integrated perspectives on matters such as business strategy and risk prevention, and improving the Board's performance. The Company's current Board members possess diverse educational backgrounds including law, computer science, finance, management, communications, and civil engineering, and have extensive professional experience in areas such as internet technology, human resources services, capital operations, investment and M&A, and financial services, combining professional leadership, innovative drive, and risk management capabilities to enhance the soundness and effectiveness of corporate governance.

During the Reporting Period

The Company's current Board	Including independent directors	Female directors on the Board	Proportion of female directors
9 members	**3** members	**3** members	**33.3**%



BUSINESS ETHICS AND COMPLIANCE MANAGEMENT

The Company upholds the principles of fairness and transparency in its operations, adopting a zero-tolerance attitude toward all unethical business behaviors including bribery, fraud, corruption, extortion, and money laundering, and is committed to creating a clean and upright business environment.

Business Ethics Management Structure

The Company attaches great importance to business ethics management. The Audit Committee of the Board is responsible for overseeing the Company's plans to comply with the Code of Business Conduct and Ethics. The Audit Committee meets regularly with the management to discuss the Company's compliance with the Code. In addition, the Company promptly meets with external legal counsel to seek advice on the Company's legal and business ethics matters. In terms of anti-corruption, the Company sets up a discipline inspection team, which is responsible for daily supervision, receiving reports or complaints, and verifying whether employees commit corruption, fraud, or other violations of business ethics. In terms of anti-monopoly, the Company appoints the Government Affairs Committee to lead the anti-monopoly compliance management, which works with relevant business departments to promote the in-depth development of anti-monopoly work. The Anti-Monopoly Compliance Working Group, comprising the Governmental Affairs Committee, the Legal Affairs Center, the Commercial Products Group, and the Operations Security Center, is responsible for organizing regular meetings to discuss the performance and progress of anti-monopoly compliance management.

We have incorporated compliance with the Company's code of conduct into the employee performance appraisal system, directly linking it to employee compensation. For employees within the Company's sales organization, we strictly implement the *BOSS Zhipin's Behavior Management Rules for Employee of Business Section*, assessing and monitoring employee conduct, and incorporating it into the performance appraisal of all employees in the sales organization. In addition, managers who fail to effectively fulfill their management responsibilities will be held accountable accordingly, with direct impacts on their performance appraisal results, including bonus distribution and promotion opportunities.

Anti-Corruption Measures

The Company continues to advance the construction of anti-corruption oversight mechanisms, ensuring the independence and authority of oversight through conducting business ethics audits. We carry out regular reviews and ad-hoc inspections of various business units, systematically evaluating the soundness and effectiveness of business ethics and anti-corruption policies. Basic coverage of business ethics audits across the Group's overall operations has been achieved. In addition, the Company consults external legal counsel as appropriate, seeking professional opinions on relevant legal and business ethics matters to ensure lawful and compliant decision-making and to support standardized implementation.

The Company strictly complies with the *Company Law of the People's Republic of China*, the *Criminal Law of the People's Republic of China*, the *Anti-Unfair Competition Law of the People's Republic of China*, the *Interim Provisions on the Prohibition of Commercial Bribery,* and other laws and regulations, and has lawfully formulated and implemented internal business ethics policies including the *Anti-Corruption Policy*, the *Code of Business Conduct and Ethics*, the *Rewards and Labor Discipline Regulations*, and the *Guidelines for Anti-Monopoly Compliance*, continuously improving the business ethics management system, strengthening business ethics supervision and enforcement, and ensuring that honest, clean, and fair business activities proceed in an orderly manner.

Anti-Corruption Policy	To standardize donation activities, external donations must be declared internally and approved in writing in advance. Agents are strictly prohibited from requesting customers or related parties to make donations that may affect the Company's interests, and such behavior is classified as a " warning signs." In addition, the Company explicitly prohibits any form of bribery and corruption, and has developed specific guidelines for gifts, hospitality, and other matters in business activities. Employees responsible for expense review must ensure that expenses are legal and compliant, and records are accurate. All employees have the responsibility to promptly identify and report " warning signs." The Company has established a confidential reporting and investigation procedure for handling relevant violations of the policy, and any behavior that violates the above policies will face corrective measures or disciplinary action.
Code of Business Conduct and Ethics	The content covers conflicts of interest, gifts and entertainment, anti-bribery (including the *U.S. Foreign Corrupt Practices Ac*t), compliance with laws and regulations, discrimination and harassment, fair dealing, etc. It applies to all entities, directors, senior management, employees, and consultants of the Company.

BOSS Zhipin's Behavior Management Rules for Employee of Business Section	This policy covers various aspects such as conflicts of interest, gifts and entertainment, anti-bribery, legal compliance, discrimination and harassment, as well as fair dealing. It applies to all entities, directors, executives, employees, and consultants of the Company. The Company maintains a "zero tolerance" stance towards any disciplinary violations such as bribery, Corruption, fraud, and kickbacks.

KANZHUN has formulated and implemented policies such as the *Measures for the Management of Procurement and Contracts* and the *Notice to Related Parties*, explicitly prohibiting employees from accepting gifts, cash, and other improper benefits from business partners. At the same time, the Company has established a systematic compliance management mechanism, directly linking employee compensation and performance evaluations with compliance performance, accompanied by clear disciplinary provisions, thereby strengthening compliance awareness across the organization and ensuring individual accountability.

At the same time, the Company has embedded anti-corruption compliance requirements into the entire supplier management process, explicitly requiring all suppliers to establish and implement their own anti-corruption policies. We maintain a "zero-tolerance" stance toward any violation of business ethics, and have established oversight mechanisms covering both internal and external channels. Partners who discover violations of the *Integrity Agreement* may report them through designated channels, and the Company commits to investigating every report, with clearly defined violation handling procedures including termination of cooperation.

The Company adheres to the principle of fair competition in its business operations. During the Reporting Period, in all business ethics and compliance areas relevant to its business operations, neither the Company nor its employees were involved in any concluded corruption-related litigation cases, nor did the Company receive any lawsuits related to money laundering or fraud, nor did it incur fines or settlements for antitrust or anti-unfair competition violations.

Category	Number of Material Incidents[29] in FY2025
Corruption or bribery	0
Discrimination or harassment	0
Customer privacy data	0
Conflict of interest	0
Money laundering or insider trading	0

Anti-Corruption Culture Building

The Company systematically conducts business ethics training and regular integrity awareness campaigns, ensuring that employees accurately understand the Company's policies and strengthen their awareness of ethical practices. We emphasize collecting training needs from business departments and employee feedback, continuously optimizing course content and improving the relevance and effectiveness of training. The Company has continued to conduct anti-corruption-related training, inviting directors, senior management personnel, and all employees (including full-time employee and part-time employees) to participate. This further enhances the integrity awareness and compliance management knowledge of key position personnel.

---

[29] Definition of "Material Incident": refers to a significant event occurring during the Reporting Period that falls within the categories of corruption and bribery, discrimination and harassment, customer privacy and data, conflicts of interest, money laundering, or insider trading, and meets any materiality threshold in terms of legal, financial, reputational, internal control, or scope of impact, thereby causing a significant negative impact on the Company's ESG performance.

Whistleblower Protection

The Company has established a dedicated Business Ethics Incident Reporting Working Group, responsible for independently receiving reports from both internal and external sources, and has set up a dedicated reporting email, accepting both identified and anonymous reports, encouraging internal employees and related parties to report potential violations of business ethics such as corruption, fraud, and monopoly. Upon receiving report complaints, the Working Group immediately initiates the investigation procedure in accordance with Company policies, ensuring that each report is handled promptly, fairly, and effectively. The Company strictly enforces confidentiality measures for reporting information and reporters, prohibits any retaliatory behavior, and effectively protects the rights and interests of whistleblowers. For suspected criminal leads, they will be referred to judicial authorities for handling in accordance with the law.

Reporting Channels for Business Ethics
Code of conduct violation report emai: compliance@kanzhun.com
Anti-monopoly compliance email: fldjb@kanzhun.com
Supplier complaint email: caigouzu@kanzhun.com
Mail: Building 1, Yard 16, Taiyanggong Middle Road, Chaoyang District, Beijing 100028



Risk Management

KANZHUN has built and continues to refine a comprehensive risk management system, deeply integrating risk management into business processes and decision-making through systematic risk identification, assessment, prevention and control, and monitoring mechanisms, to ensure the robustness of business operations and safeguard the enterprise's long-term sustainable development.

- Internal Control Audit: KANZHUN strengthens real-time monitoring and risk mitigation of information systems, data, and code security through establishing multi-layered technical protection and audit platforms, and conducts full-process business ethics and anti-corruption audits, comprehensively enhancing internal control effectiveness and compliance operational standards.

- Risk Management Process: KANZHUN has constructed and operates a full-process management mechanism of "risk identification, assessment, reporting, and prevention and control," aimed at comprehensively enhancing the keen perception and efficient handling capabilities for various types of risks, ensuring the Company operates steadily in a dynamically changing industry environment.

KANZHUN Risk Management Process

Risk Identification	Driving all business units to systematically collect and assess risk information, comprehensively reviewing and analyzing potential risks, ensuring the coverage and accuracy of risk identification.

Risk Assessment	Regularly updating relevant policies based on the identification and prioritization of key risks.

Risk Reporting and Prevention	Establishing an immediate major risk reporting mechanism, requiring prompt initiation of reporting procedures upon discovery of major risks, with simultaneous submission of preliminary analysis and response recommendations, to ensure timely information transmission, in-depth analysis, and closed-loop management.

Risk Prevention and Control	Formulating and implementing specific prevention and control measures for identified risks, ensuring execution effectiveness through regular tracking and review. The Company has established a risk management coordination mechanism to coordinate the formulation of major risk response strategies, guide monitoring work, and drive the resolution of key risk events, continuously strengthening the systematic and executive capacity of risk prevention and control.

Emerging Risks

We recognize that emerging risks are characterized by high uncertainty and potential disruption, that traditional risk control frameworks may not fully identify them, and that they pose significant challenges to the Company's long-term strategy and business model. To this end, we proactively identify and manage emerging risks to enhance organizational resilience and ensure strategic sustainability.

Emerging Risk	Impact on the Company	Response Strategy
AI Algorithm Bias and Fairness Risk	May trigger regulatory violations, damage platform credibility, and spark user trust crises	By establishing algorithm assessment mechanisms, embedding bias detection, and exploring human-machine collaborative decision-making, we ensure algorithmic transparency and fairness while pursuing efficiency, with a focus on ethical risks, thereby safeguarding the platform's long-term reputation.
New Types of Illicit Activities and Industrial Fraud Risk	Threatens user property and platform ecosystem security, with constantly evolving fraud techniques continuously eroding user trust	The Company builds an "AI + human" full-chain dynamic risk control system, which forms a closed loop from pre-event authentication, in-process interception to post-event response. It also actively promotes industry co-governance to strengthen the platform's security defenses.

APPENDIX: HKEx ESG REPORTING CODE INDEX TABLE

Indicators	Details	Section Index
Mandatory disclosure	Board statement	BOARD OF DIRECTORS' STATEMENT
	Materiality	REPORTING PRINCIPLES
	Quantitative	REPORTING PRINCIPLES
	Balance	REPORTING PRINCIPLES
	Consistency	REPORTING PRINCIPLES
	Reporting scope	REPORTING SCOPE
A. Environmental		
Aspect A1: Emissions		
General disclosure	Information on the policies and compliance with relevant laws and regulations that have a significant impact on the issuer relating to air emissions, discharges into water and land, and the generation of hazardous and non-hazardous waste: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A1.1	Types of emissions and related emissions data	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A1.3	The total production of hazardous waste (in tonnes) and, where appropriate, intensity (e.g. per unit of production or per facility)	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A1.4	The total amount of non-hazardous waste generated (in tonnes) and, where applicable, the intensity (e.g. per unit of production or per facility)	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A1.5	Description of the emissions target(s) set and the steps taken to achieve these targets	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A1.6	Description of the methods for handling hazardous and non-hazardous waste, and describe the waste reduction targets established and the steps taken to achieve these targets	STRENGTHENING ENVIRONMENTAL MANAGEMENT
Aspect A2: Use of Resources		
General disclosure	Policies on the efficient use of resources (including energy, water and other raw materials)	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A2.1	Total direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in thousand kWh and intensity (e.g. per unit of production, per facility)	STRENGTHENING ENVIRONMENTAL MANAGEMENT

Indicators	Details	Section Index
A2.2	Total water consumption and intensity (e.g. per unit of production or per facility)	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A2.3	Description of the energy use efficiency targets set and the steps taken to achieve these targets	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A2.4	Description of whether there are any issues in sourcing water that is fit for purpose, and the water efficiency targets set and the steps taken to achieve these targets	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, per unit of production	Due to the nature of our business, data regarding packaging materials does not apply to us
Aspect A3: Environment and Natural Resources		
General disclosure	Policies on minimizing the issuer's significant impacts on the environment and natural resources	STRENGTHENING ENVIRONMENTAL MANAGEMENT
A3.1	Description of the significant impacts of business activities on the environment and natural resources, and the actions taken to manage such impacts	STRENGTHENING ENVIRONMENTAL MANAGEMENT
B. Social		
Aspect B1: Employment		
General disclosure	Information on remuneration and dismissal, recruitment and promotion, working hours, rest periods, equal opportunity, diversified, anti-discrimination, and other treatment and benefits: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	PROTECTING EMPLOYEES' RIGHTS AND INTERESTS TALENT DEVELOPMENT STRATEGY
B1.1	Total workforce by gender, employment type (such as full-time or part-time), age group, and region	TALENT DEVELOPMENT STRATEGY
B1.2	Employee turnover rate by gender, age group and region	TALENT DEVELOPMENT STRATEGY
Aspect B2: Health and Safety		
General disclosure	Information on providing a safe work environment and safeguarding employees from occupational hazards: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	TALENT DEVELOPMENT STRATEGY

Indicators	Details	Section Index
B2.1	Number and rate of work-related fatalities in each of the past three years (including the reporting year)	TALENT DEVELOPMENT STRATEGY
B2.2	Lost workdays due to work-related injury	TALENT DEVELOPMENT STRATEGY
B2.3	Description of the occupational health and safety measures adopted, and the related execution and monitoring methods	TALENT DEVELOPMENT STRATEGY
Aspect B3: Development and Training		
General disclosure	Policies on improving employees' knowledge and skills for discharging their job duties. Description of training activities.	TALENT DEVELOPMENT STRATEGY
B3.1	The percentage of employees trained by gender and employee category (such as senior and intermediate)	TALENT DEVELOPMENT STRATEGY
B3.2	Average training hours completed per employee by gender and employee category	TALENT DEVELOPMENT STRATEGY
Aspect B4: Labor Standards		
General disclosure	Information on the prevention of child labor or forced labor: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	PROTECTING EMPLOYEES' RIGHTS AND INTERESTS
B4.1	Description of the measures taken to review recruitment practices to avoid child labor and forced labor	PROTECTING EMPLOYEES' RIGHTS AND INTERESTS
B4.2	Description of the steps taken to eliminate such practices when violations are discovered	PROTECTING EMPLOYEES' RIGHTS AND INTERESTS
Aspect B5: Supply Chain Management		
General disclosure	Policies for managing environmental and social risks in the supply chain	SUPPLIER ADMISSION AND ENGAGEMENT
B5.1	Number of suppliers by geographical region	SUPPLIER ADMISSION AND ENGAGEMENT
B5.2	Description of the practices relating to engaging suppliers, the number of suppliers to which such practices are being applied, and the relevant implementation and monitoring methods	SUPPLIER ADMISSION AND ENGAGEMENT SUPPLIER EVALUATION AND WITHDRAWAL
B5.3	Description of the practices used to identify environmental and social risks for each process of the supply chain, and the relevant implementation and monitoring methods	SUPPLIER ADMISSION AND ENGAGEMENT SUPPLIER EVALUATION AND WITHDRAWAL
B5.4	Description of the practices for promoting the use of more environmentally friendly products and services when selecting suppliers, and the relevant implementation and monitoring methods	SUPPLIER ADMISSION AND ENGAGEMENT SUPPLIER EVALUATION AND WITHDRAWAL LEASING GREEN DATA CENTERS

Indicators	Details	Section Index
Aspect B6: Product Responsibility		
General disclosure	With respect to health and safety, advertising, labeling, and privacy matters relating to products and services provided, as well as remedial methods: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	ENHANCING THE VALUE OF PRODUCTS AND SERVICES
B6.1	Percentage of total products sold or shipped subject to recall for safety and health reasons	STRENGTHENING PRODUCT QUALITY MANAGEMENT
B6.2	Number of complaints received concerning products and services and how they were addressed	OPTIMIZING USER EXPERIENCE
B6.3	Describe the practices relating to the maintenance and safeguard of intellectual property	INTELLECTUAL PROPERTY MANAGEMENT
B6.4	Description of the quality inspection process and products recall procedures	STRENGTHENING PRODUCT QUALITY MANAGEMENT
B6.5	Description of the consumer data protection and privacy policy, and the relevant implementation and monitoring methods	CYBERSECURITY AND PRIVACY PROTECTION
Aspect B7: Anti-Corruption		
General disclosure	With respect to the prevention of bribery, extortion, fraud, and money laundering: (a) policies; and (b) information on compliance with relevant laws and regulations that have a significant impact on the issuer	BUSINESS ETHICS AND COMPLIANCE MANAGEMENT
B7.1	Number of concluded corruption cases brought against the issuer or its employees During the reporting period and the outcomes of the litigation	BUSINESS ETHICS AND COMPLIANCE MANAGEMENT
B7.2	Description of preventive measures and whistleblowing procedures, as well as the relevant execution and monitoring methods	BUSINESS ETHICS AND COMPLIANCE MANAGEMENT
B7.3	Description of anti-corruption training provided to directors and employees	BUSINESS ETHICS AND COMPLIANCE MANAGEMENT
Aspect B8: Community Investment		
General disclosure	Policies on using community engagement to understand the needs of the communities in which it operates and to ensure that its business activities take into consideration community interests	DELIVERING COMMUNITY CARE
B8.1	Focus areas of contributions (such as education, environmental issues, labor needs, health, culture, and sports)	DELIVERING COMMUNITY CARE
B8.2	Resources contributed to the focus areas (e.g. money or time)	DELIVERING COMMUNITY CARE
D: Climate-related Disclosures		
Governance	Governance Disclosure of the governance processes, controls, and procedures used by the issuer to monitor and manage climate-related risks and opportunities	TACKLING CLIMATE CHANGE

Indicators	Details	Section Index
Strategy	Climate-related risks and opportunities Disclosure of the climate-related risks and (where applicable) opportunities faced by the issuer and their impact on the issuer's business operations, business model, and strategy	TACKLING CLIMATE CHANGE
	Business model and value chain	TACKLING CLIMATE CHANGE
	Strategy and decision-making Disclosure of the issuer's response measures to the climate-related risks and (where applicable) opportunities identified in above	TACKLING CLIMATE CHANGE
	Financial position, financial performance and cash flows Financial Impact of Climate-Related Risks and Opportunities	TACKLING CLIMATE CHANGE
	Climate resilience	TACKLING CLIMATE CHANGE
Risk Management	Risk management Disclosure of the processes used by the issuer to identify, assess, and manage climate-related risks and (where applicable) opportunities	TACKLING CLIMATE CHANGE
Metrics and Targets	Greenhouse gas emissions Disclosure of Scope 1, Scope 2, and Scope 3 emissions	TACKLING CLIMATE CHANGE
	Climate-related transition risks	TACKLING CLIMATE CHANGE
	Climate-related physical risks	TACKLING CLIMATE CHANGE
	Climate-related opportunities	TACKLING CLIMATE CHANGE
	Capital deployment Related to climate-related opportunities, as well as the amount of capital expenditure deployed to address climate-related risks and opportunities	The company's main products are online job posting and virtualization service tools, the company currently does not have sufficient data to quantify the relevant financial metrics and will continue to advance the related work
	Internal carbon prices If the issuer has established an internal carbon price, disclosure of its internal carbon price and an explanation of how the issuer applies the carbon price in its decision-making	The company has not yet established an internal carbon pricing mechanism. it will continue to monitor relevant policy trends and advance related work at an appropriate time
	Remuneration Disclosure of how climate-related considerations are incorporated into remuneration policies	TALENT DEVELOPMENT STRATEGY
	Industry-based metrics Consider the industry-specific disclosure requirements under international ESG reporting frameworks and make disclosures that the issuer considers appropriate	TACKLING CLIMATE CHANGE
	Climate-related targets	STRENGTHENING ENVIRONMENTAL MANAGEMENT
	Applicability of cross-industry metrics and industry-based metrics	TACKLING CLIMATE CHANGE